Exhibit 99.1

SECOND SUPPLEMENTAL INDENTURE

This Second Supplemental Indenture is entered into as of the 11th day of April, 2014.

BETWEEN:

NORTH AMERICAN PALLADIUM LTD., a corporation incorporated under the laws of Canada (hereinafter called the “Company”)

AND

COMPUTERSHARE TRUST COMPANY, N.A., a National Association existing under the laws of the United States (hereinafter called the “U.S. Trustee”)

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (hereinafter called the “Canadian Trustee” and together with the U.S. Trustee, the “Trustees”)

WHEREAS the Company and the Trustees entered into an indenture (the “Principal Indenture”) dated January 31, 2014 to provide for the creation and issuance of unsecured debentures, notes or other evidences of indebtedness (therein and herein called the “Securities”);

AND WHEREAS the Company has determined to create and issue a series of Securities being designated as 7.5% series 2 convertible unsecured subordinated debentures (the “Series 2 Debentures”) due April 11, 2019, and to enter into this second supplemental indenture (this “Second Supplemental Indenture” together with the Principal Indenture, the “Indenture”) with the Trustees to provide for such creation and issuance of the Series 2 Debentures;

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Second Supplemental Indenture, to make the same effective and binding upon the Company, and to make the Series 2 Debentures, when authenticated by the Trustees and issued as provided in the Principal Indenture and this Second Supplemental Indenture, valid, binding and legal obligations of the Company with the benefit and subject to the terms of the Principal Indenture and this Second Supplemental Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Trustees;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1

THE DEBENTURES

1.1 Form and Terms of Series 2 Debentures

(a)	The Series 2 Debentures are authorized for issue immediately. The amount of Series 2 Debentures authorized for issue hereunder is unlimited. The Series 2 Debentures shall be designated as “Series 2 Convertible Unsecured Subordinated Debentures”.

(b)	The certificates representing the Series 2 Debentures shall be in substantially the form as set out in Schedule A and the terms, provisions and attributes of the Series 2 Debentures set forth in Schedule A are incorporated herein by reference and form part of this Second Supplemental Indenture.

(c)	The Series 2 Debentures shall be dated as of April 11, 2014, regardless of the actual date of issue and shall mature on the Maturity Date (as defined in Schedule “A”).

(d)	The Series 2 Debentures shall bear interest from April 11, 2014, regardless of the actual date of issue, in accordance with the terms set out in Schedule “A”.

1.2 Amendments to the Principal Indenture

(a)	[Reserved.]

(b)	[Reserved.]

(c)	For purposes of the Series 2 Debentures, section 5.7 of the Principal Indenture is deleted in its entirety and replaced with the following:

“Section 5.7 Limitation on Suits.

No Holder of Series 2 Debentures shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, the Series 2 Debentures, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

(1) such Holder has previously given written notice to the Trustees of a continuing Event of Default with respect to the Series 2 Debentures affected by such Event of Default;

(2) the Holders of not less than 25% in the principal amount of the Series 2 Debentures shall have made written request to the Trustees to institute proceedings in respect of such Event of Default in their own names as Trustees thereunder;

(3) such Holder has offered to the Trustees reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

(4) the Trustees for 60 days after their receipt of such notice, request and offer of indemnity have failed to institute any such proceeding; and

(5) no direction inconsistent with such written request has been given to the Trustees during such 60 day period by the Holder of such Series 2 Debentures;

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it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders of Series 2 Debentures of the same series, in the case of any Event of Default described in the Second Supplement Indenture, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and rateable benefit of all Holders of Series 2 Debentures in the case of any Event of Default.”

(d)	For purposes of the Series 2 Debentures, section 5.12 of the Principal Indenture is deleted in its entirety and replaced with the following:

“Subject to Article 6, with respect to the Securities of any series, the Holders of not less than a majority in principal amount of the-then outstanding Series 2 Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustees, or exercising any trust or power conferred on the Trustees, relating to or arising as a result of an Event of Default provided that in each case

(1)	such direction shall not be in conflict with any rule of law or with this Indenture;

(2)	the Trustees may take any other action deemed proper by the Trustees which is not inconsistent with such direction; and

(3)	the Trustees need not take any action which might involve them in personal liability or be unjustly prejudicial to the Holders of Series 2 Debentures not consenting.”

(e)	For the purposes of the Series 2 Debentures, the following is added as Section 9.1(14) to the Principal Indenture:

“to conform the text of the Indenture or the Series 2 Debentures to any provision of the “Details of the Offering” as set out in the Company’s prospectus supplement dated April 8, 2014 to its base shelf prospectus dated February 12, 2013.”

(f)	For the purposes of the Series 2 Debentures, Section 10.5 of the Principal Indenture is deleted.

(g)	For the purposes of the Series 2 Debentures, Articles 11, 12 and 13 of the Principal Indenture are deleted.

(h)	For purposes of the Series 2 Debentures, Sections 14.4(2) and (8) of the Principal Indenture is amended such that references to paragraphs (5) and (6) of Section 5.1 are changed to references to section 4.2(b)(vii) and (viii) of Schedule A hereto.

1.3 Contractual Right of Rescission

In the event that the prospectus supplement dated April 8, 2014 to its base shelf prospectus dated February 12, 2013 filed with the Canadian securities regulatory authority in each Province of Canada (the “Prospectus”) qualifying the distribution of the Series 2 Debentures, or any amendment thereto, contains a misrepresentation (as defined under applicable securities laws), original purchasers of the Series 2 Debentures that have exercised the conversion privilege described in Section 3 of Schedule A and

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converted their Series 2 Debentures into Common Shares will have a contractual right of rescission against the Company entitling them to receive from the Company, upon surrender to the Company of the Common Shares issued upon such conversion, the amount paid for such Series 2 Debentures, provided that such right of rescission is exercised within 180 days of the date of purchase of the Series 2 Debentures under the Prospectus. The foregoing contractual right of rescission shall be subject to the defences available to the Company under applicable laws, rules and instruments. No action shall be commenced to enforce the foregoing right of rescission more than 180 days after the date of purchase of the Series 2 Debentures under the Prospectus.

1.4 Purchase for Cancellation

The Company may, to the extent permitted by applicable law, the terms of the Corporation’s secured indebtedness and the terms of the Indenture, at any time purchase the Debentures in the open market or by tender at any price or by private contract. Any Debenture purchased by the Corporation will be surrendered to the Trustees for cancellation. Any Debentures surrendered to the Debenture Trustees may not be reissued or resold and will be cancelled promptly.

1.5 Payment of Additional Amounts in Common Shares

Unless an Event of Default (as defined in Schedule A) has occurred and is continuing, the Company may elect, from time to time, to satisfy its obligation to pay any tax make-whole amount (as defined in Schedule A) on the Debentures, by delivering sufficient freely tradeable additional Common Shares in accordance with this Indenture.

ARTICLE 2

ADDITIONAL MATTERS

2.1 Confirmation of Indenture

The Principal Indenture, as amended and supplemented by this Second Supplemental Indenture, is in all respects confirmed. In the event of any inconsistencies between the Principal Indenture and the Second Supplemental Indenture, the Second Supplemental Indenture shall govern.

2.2 Appointment of Paying Agent and Registrar

The Corporation hereby appoints the Canadian Trustee to act as initial Paying Agent and Security Registrar with respect to the Series 2 Debentures.

2.3 Acceptance of Trusts

The Trustees hereby accept the trusts in this Second Supplemental Indenture declared and provided for and agree to perform the same upon the terms and conditions and subject to the provisions set forth in the Principal Indenture.

2.4 Governing Law

This Second Supplemental Indenture shall be governed by and construed in accordance with the laws of the state of New York.

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2.5 Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Second Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Second Supplemental Indenture and carry out its provisions.

2.6 Counterparts

This Second Supplemental Indenture may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

2.7 Application

This Second Supplemental Indenture shall only apply to and be effective only with respect to the Series 2 Debentures and not to issuances of Securities of any other series.

[The remainder of this page has been left blank intentionally.]

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IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

NORTH AMERICAN PALLADIUM LTD.

Per:	/s/ Dave Langille
Name: Dave Langille
Title: Chief Executive Officer

Per:	/s/ Tess Lofsky
Name: Tess Lofsky
Title: VP, General Counsel and Corporate Secretary

[Signature page to Second Supplemental Indenture]

COMPUTERSHARE TRUST COMPANY, N.A., as U.S. Trustee

Per:	/s/ Daniel Marz
Name: Daniel Marz
Title: Corporate Trust Officer

Per:	/s/ Anastassia Tikhomirova
Name: Anastassia Tikhomirova
Title: Corporate Trust Officer

COMPUTERSHARE TRUST COMPANY OF CANADA, as Canadian Trustee

Per:	/s/ Daniel Marz
Name: Daniel Marz
Title: Corporate Trust Officer

Per:	/s/ Anastassia Tikhomirova
Name: Anastassia Tikhomirova
Title: Corporate Trust Officer

[Signature page for Second Supplemental Indenture]

SCHEDULE “A”

FORM OF CERTIFICATE

SCHEDULE “A”

[FORM OF CERTIFICATE]

No. —	Initial Principal Amount $—

7.5% Series 2 Convertible Unsecured Subordinated Debentures

CUSIP No: 656912AF9

NORTH AMERICAN PALLADIUM LTD.

Incorporated under the laws of Canada

Interest Rate (per annum): 7.5%

Principal Amount: $—	Original Issue Date: April 11, 2014

Specified Currency: Canadian Dollars	Maturity Date: April 11, 2019

Interest Payment Dates: March 31 and September 30 of each year, commencing September 30, 2014

FOR VALUE RECEIVED, North American Palladium Ltd., a corporation incorporated under the Canada Business Corporations Act (the “Company”), hereby promises to pay to the order of [            ] or its registered assigns (“Holder”) the amount set out above as the Original Principal Amount (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise as evidenced on registration panel hereto, the “Principal”) when due, whether upon the Maturity Date, acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest (“Interest”) on any outstanding Principal (as defined below) at the applicable Interest Rate (as defined below) from the date set out above as the Issuance Date (the “Issuance Date”) until the same becomes due and payable, whether upon any Interest Date (as defined below) or the Maturity Date or acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). Certain capitalized terms used herein are defined in Section 29.

Any references in this certificate to sections or paragraphs are in respect of the headings and numbering in this certificate unless stated otherwise.

1. PAYMENT AT MATURITY DATE. No later than 11:00 a.m. (Toronto time) on the Maturity Date (as defined below), the Company shall pay to the Trustees an amount in cash equal to all outstanding principal of the Series 2 Debentures, accrued and unpaid Interest thereon and accrued and unpaid Late Charges (as defined below) on such Principal and Interest, if any. Other than as specifically permitted by the terms of the Indenture, the Company may not prepay any portion of the outstanding principal of the Series 2 Debentures, accrued and unpaid Interest thereon or unpaid Late Charges on such principal and Interest, if any.

2. INTEREST; INTEREST RATE.

(a) Interest on the Series 2 Debentures shall be calculated in accordance with Section 3.11 of the Principal Indenture commencing on the Issuance Date and will be paid semi-annually in arrears for each Semi-Annual Period and shall be payable to each Holder at the close of business on the fifth Business Day before the last day of each Semi-Annual Period (each, an “Interest Record Date”) on the first (1st ) Business Day immediately following the end of each such Semi-Annual Period during the period beginning on the Issuance Date and ending on the Maturity Date (each such Business Day and the Maturity Date are each referred to herein as an “Interest Payment Date”), with the first Interest Payment Date being September 30, 2014.

(b) Interest shall be payable on each Interest Payment Date to the Trustees in cash (“Cash Interest”), however, the Company may, at its option, elect to, pay Interest on any Interest Payment Date in validly issued, fully paid and non-assessable shares of Common Stock (as defined below) (“Interest Shares”) so long as no Equity Conditions Failure then exists or in a combination of Cash Interest and Interest Shares. If the Company intends to issue Interest Shares the Company shall deliver a written notice (including via e-mail) to the Trustees in the form attached hereto as Exhibit A (each, an “Interest Election Notice”) on or prior to the applicable Interest Notice Due Date (the date such notice is delivered to all the Trustees, the “Interest Notice Date”) which notice shall be irrevocable and (i) contain either (A) a confirmation from the Company that Interest to be paid on such Interest Payment Date shall be paid entirely in Interest Shares or (B) an election by the Company to pay Interest as Cash Interest or a combination of Cash Interest and Interest Shares and specifying the amount of Interest that shall be paid as Cash Interest and, if all Interest is not to be paid as Cash Interest, the amount of Interest that shall be paid in Interest Shares and (ii) certify that there has been no Equity Conditions Failure if any Interest is to be paid in Interest Shares. An Interest Election Notice will be valid until such time that a subsequent Interest Election Notice is provided to the Trustees and it will be deemed that a certification has been provided that no Equity Conditions Failure then exists at each Interest Payment Date. If an Equity Conditions Failure exists as of the Interest Notice Date, and the Company has elected to pay such Interest as Interest Shares, an Interest Notice shall be provided indicating that the Interest shall be paid as Cash Interest unless the Equity Conditions Failure is waived in accordance with Section 22. Notwithstanding anything herein to the contrary, if no Equity Conditions Failure exists as of the applicable Interest Notice Date but an Equity Conditions Failure occurs at any time on or prior to the applicable Interest Payment Date, (A) the Company shall provide the Holder a subsequent notice to that effect and (B) the Interest shall be paid in Cash Interest unless the Equity Conditions Failure is waived in accordance with Section 22 prior to the applicable Interest Payment Date. Interest to be paid on an Interest Payment Date in Interest Shares shall be paid in a number of validly issued, fully paid and non-assessable shares of Common Stock (equal to the quotient of (1) the amount of Interest payable on such Interest Payment Date less any Cash Interest paid and (2) the Interest Conversion Price in effect on the applicable Interest Payment Date. If the Company fails to deliver an Interest Election Notice with respect to an

Interest Payment Date on or prior to the Interest Notice Due Date for such Interest Payment Date, the Company shall be deemed to have delivered an irrevocable Interest Election Notice confirming that Interest to be paid on such Interest Payment Date shall be paid entirely in Cash Interest. If the issuance of Interest Shares would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock to the nearest whole share (with 0.5 being rounded up).

(c) When any Interest Shares are to be issued on an Interest Payment Date, the Company shall (i) (A) provided that the Transfer Agent is participating in the DTC (as defined below) Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Interest Shares to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system, or (B) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, or upon request of the Holder, issue and deliver to the Trustees at least one (1) Business Day prior to the applicable Interest Payment Date certificates registered in the name of each registered Holder for the number of Interest Shares to which each Holder shall be entitled or (C) deposit such Interest Shares with the Depositary in accordance with the requirements of such Depositary and (ii) pay to the Holders, in cash by wire transfer of immediately available funds, the entire amount of any Cash Interest.

(d) Notwithstanding Section 2(a), prior to the payment of Interest on an Interest Payment Date, Interest shall be payable on each Conversion Date in accordance with Section 3, upon any redemption in accordance with Section 11 or as otherwise required by this Series 2 Debenture. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Transfer Agent (as defined below)) that may be payable with respect to the issuance and delivery of Interest Shares. For purposes of the issuance of Interest Shares, the Trustees shall provide the Company with a copy of the Central Register in respect of the Series 2 Debentures.

(e) From and after the occurrence and during the continuance of any Event of Default, the Interest Rate shall automatically be increased to twelve percent (12%). In the event that such Event of Default is subsequently cured, the increase referred to in the preceding sentence shall cease to be effective as of the date of such cure, provided that the Interest as calculated and unpaid at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of such cure of such Event of Default.

3. CONVERSION OF SERIES 2 DEBENTURES. The Series 2 Debentures shall be convertible into validly issued, fully paid and non-assessable shares of Common Stock, on the terms and conditions set forth in this Section 3.

(a) Conversion Right. Subject to the provisions of Section 3(d), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into validly issued, fully paid and non-assessable shares of Common Stock in accordance with Section 3(c), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a share of Common Stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock to the nearest whole share (with 0.5 being rounded up). The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Transfer Agent (as defined below)) that may be payable with respect to the issuance and delivery of Common Stock upon conversion of any Conversion Amount.

(b) Conversion Rates.

(i) Conversion of Principal. The number of shares of Common Stock issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the “Conversion Rate”).

(1) “Conversion Amount” means the portion of the Principal to be converted, redeemed or otherwise with respect to which this determination is being made, plus all accrued and unpaid Late Charges with respect to such portion of such Principal.

(2) “Conversion Price” means, as of any Conversion Date or other date of determination, $0.4629, subject to adjustment as provided herein.

(ii) Conversion of Interest. The number of shares of Common Stock issuable upon conversion of any Interest Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Interest Conversion Amount by (y) the Interest Conversion Price (the “Interest Conversion Rate”). “Interest Conversion Amount” means, with respect to a particular Conversion Notice, the amount of accrued and unpaid Interest on the Conversion Amount specified in such Conversion Notice, plus all accrued and unpaid Late Charges with respect to such Interest.

(iii) Conversion of Make-Whole Amount. The number of shares of Common Stock issuable upon conversion of any Make-Whole Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Make-Whole Conversion Amount by (y) the Make-Whole Conversion Price (the “Make-Whole Conversion Rate”). “Make-Whole Conversion Amount” means, with respect to a particular Conversion Notice, the Make-Whole Amount specified in such Conversion Notice, plus all accrued and unpaid Late Charges with respect to such Make-Whole Amount.

(c) Mechanics of Conversion.

(i) Optional Conversion. To convert any Conversion Amount (together with the Interest Conversion Amount, if applicable, and Make-Whole Conversion Amount relating to such Conversion Amount) into shares of Common Stock on any date (a “Conversion Date”), the Holder shall surrender such Debenture to either Trustee together with an executed notice of conversion in the form attached hereto as Exhibit B (the “Conversion Notice”) to the Company and the Trustees. On or before the first (1st) Trading Day following the date of receipt of the Debenture and a duly executed and complete Conversion Notice, the Company shall deliver (by e-mail if requested) (x) an acknowledgment of confirmation, in the form attached hereto as Exhibit B.II, of receipt of such Conversion Notice to the Company’s transfer agent (the “Transfer Agent”) and (y) if the Company elects to pay all or any portion of the Interest Conversion Amount and/or the Make-Whole Amount specified in such Conversion Notice in cash, written notice of such election by the Company to the Holder and the Trustees and the amount of such Interest Conversion Amount and/or Make-Whole Amount to be paid in cash (such specified amount is referred to herein as the “Cash Interest/Make-Whole Amount”), provided that if the Company fails to deliver such written notice on or before the first (1st) Trading Day following the date of receipt of such Conversion Notice, then the Company shall not be entitled to pay any portion of such Interest Conversion Amount and Make-Whole Amount in cash and such Interest Conversion Amount and Make-Whole Amount shall be converted into shares of Common Stock in accordance with Section 3(b). On or before the second (2nd) Trading Day following the date of receipt of the Debenture and a duly executed and complete Conversion Notice, the Company shall (x) (1) provided that the Transfer Agent is participating in The Depository Trust Company’s (“DTC”) Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system or (2) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, or upon the request of the Holder, issue and deliver (via reputable overnight courier) to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled or (3) deposit such number of shares of Common Stock to which the Holder shall be entitled with the Depositary in accordance with the requirements of such Depositary and (y) pay to the Holder the applicable Cash Interest/Make-Whole Amount in cash by wire transfer of immediately available funds to the account specified in writing in the applicable Conversion Notice by the Holder. The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of this Series 2 Debenture shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date.

(ii) Company’s Failure to Timely Convert. If the Company shall fail, for any reason or for no reason, to issue to the Holder within three (3) Trading Days after the Company’s receipt of the Debenture and a duly executed and complete Conversion Notice (whether via facsimile, e-mail or otherwise), a certificate for the number of shares of Common Stock to which the Holder is entitled and register such shares of Common Stock on the Company’s share register or to credit the Holder’s or its designee’s balance account with DTC for such number of shares of Common

Stock to which the Holder is entitled upon the Holder’s conversion of any Conversion Amount or deposit such number of shares of Common Stock which the Holder is entitled with the Depositary in accordance with the requirements of such Depositary (as the case may be) (a “Conversion Failure”), and if on or after such third (3rd) Trading Day the Holder (or any other Person in respect, or on behalf, of the Holder) purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of all or any portion of the number of shares of Common Stock, or a sale of a number of shares of Common Stock equal to all or any portion of the number of shares of Common Stock, issuable upon such conversion that the Holder so anticipated receiving from the Company, then, in addition to all other remedies available to the Holder, the Company shall, within three (3) Business Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the shares of Common Stock so purchased (including, without limitation, by any other Person in respect, or on behalf, of the Holder) (the “Buy-In Price”), at which point the Company’s obligation to so issue and deliver such certificate or credit the Holder’s balance account with DTC for the number of shares of Common Stock to which the Holder is entitled upon the Holder’s conversion hereunder or deposit such number of shares of Common Stock which the Holder is entitled with the Depositary in accordance with the requirements of such Depositary (as the case may be) (and to issue such shares of Common Stock) shall terminate, or (ii) promptly honor its obligation to so issue and deliver to the Holder a certificate or certificates representing such shares of Common Stock or credit the Holder’s balance account with DTC for the number of shares of Common Stock to which the Holder is entitled upon the Holder’s conversion hereunder or deposit such number of shares of Common Stock which the Holder is entitled with the Depositary in accordance with the requirements of such Depositary (as the case may be) and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock multiplied by (B) the lowest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date of the applicable Conversion Notice and ending on the date of such issuance and payment under this clause (ii).

(iii) Registration; Book-Entry. The Company shall maintain, or cause to be maintained, a register (the “Register”) for the recordation of the names and addresses of the Holders of each Series 2 Debenture and the principal amount of the Series 2 Debentures held by such Holders (the “Registered Notes”). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and the Trustees shall treat each Person whose name is recorded in the Register as the owner of a Series 2 Debenture for all purposes (including, without limitation, the right to receive payments of Principal and Interest hereunder) notwithstanding notice to the contrary. A Registered Note may be assigned, transferred or sold in whole or in part only by registration of such assignment or sale on the Register. Upon its receipt of a request to assign, transfer or sell all or part of any Registered Note by the Holder thereof, the Company shall record, or cause to be recorded, the information contained therein in the Register and issue or cause to be issued one or more new Registered Notes in the same aggregate principal amount as the principal amount of the surrendered Registered Note to the designated assignee or transferee pursuant to Section 18. Any re-issued Series 2 Debentures shall be in a minimum amount of $1,000 and multiples thereof.

(iv) Pro Rata Conversion; Disputes. In the event that the Company receives a Conversion Notice from more than one Holder of Series 2 Debentures for the same Conversion Date and the Company can convert some, but not all, of such portions of the Series 2 Debentures submitted for conversion, the Company, subject to Section 3(d), shall convert from each Holder of Series 2 Debentures electing to have Series 2 Debentures converted on such date a pro rata amount of such Holder’s portion of its Series 2 Debentures submitted for conversion based on the principal amount of Series 2 Debentures submitted for conversion on such date by such Holder relative to the aggregate principal amount of all Series 2 Debentures submitted for conversion on such date. In the event of a dispute as to the number of shares of Common Stock issuable to the Holder in connection with a conversion of this Series 2 Debenture, the Company shall issue to the Holder the number of shares of Common Stock not in dispute and such dispute shall be resolved in accordance with Section 23.

(d) Limitations on Conversions. Notwithstanding anything to the contrary contained in this Series 2 Debenture, this Series 2 Debenture shall not be convertible by the Holder hereof, and the Company shall not knowingly effect any conversion of this Series 2 Debenture or otherwise issue any shares of Common Stock (including, without limitation, Interest Shares pursuant to Section 2 hereof), to the extent (but only to the extent) that the Holder or any of its affiliates would beneficially own in excess of 9.9% (the “Maximum Percentage”) of the outstanding Common Stock. To the extent the above limitation applies, the determination of whether this Series 2 Debenture shall be convertible (vis-à-vis other convertible, exercisable or exchangeable securities owned by the Holder or any of its affiliates) and of which such securities shall be convertible, exercisable or exchangeable (as among all such securities owned by the Holder and its affiliates) shall, subject to such Maximum Percentage limitation, be determined on the basis of the first submission to the Company for conversion, exercise or exchange (as the case may be). No prior inability to convert this Series 2 Debenture, or to issue shares of Common Stock (including, without limitation, Interest Shares), pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of convertibility. For purposes of this paragraph, beneficial ownership and all determinations and calculations (including, without limitation, with respect to calculations of percentage ownership) shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the rules and regulations promulgated thereunder. The provisions of this paragraph shall be implemented in a manner otherwise than in strict conformity with the terms of this paragraph to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Maximum Percentage beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such Maximum Percentage limitation. The limitations contained in this paragraph shall apply to a successor Holder of this Series 2 Debenture. The holders of Common Stock shall be third party beneficiaries of this paragraph and the Company may not amend or waive this paragraph without the consent of holders of a majority of its outstanding Common Stock. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding, including by virtue of any prior conversion or exercise of convertible or exercisable securities into Common Stock, including, without limitation, pursuant to this Series 2 Debenture. In connection with a proposed issuance of shares of Common Stock under the Series 2 Debentures, upon the written request of the Company, the Holder shall promptly confirm the number of shares of Common Stock that it and its affiliates beneficially own at that time (including convertible securities).

4. RIGHTS UPON EVENT OF DEFAULT.

(a) Section 5.1 of the Principal Indenture is deleted.

(b) Event of Default. Each of the following events shall constitute an “Event of Default”:

(i) the suspension from trading or the failure of the Common Stock to be trading or listed (as applicable) on both the Principal Market and the NYSE MKT for a period of five (5) consecutive days or for more than an aggregate of ten (10) days in any 365-day period on each respective exchange;

(ii) the Company’s (A) failure to cure a Conversion Failure or a Delivery Failure (as defined in the Warrants) by delivery of the required number of shares of Common Stock within five (5) Trading Days after the applicable Conversion Date or exercise date (as the case may be) or (B) notice, written or oral, to any holder of the Series 2 Debentures or Warrants, including, without limitation, by way of public announcement or through any of the Company’s agents, at any time, of its intention not to comply, as required, with a request for conversion of any Series 2 Debentures into shares of Common Stock that is requested in accordance with the provisions of the Series 2 Debentures, other than pursuant to Section 3(d), or a request for exercise of any Warrants for Warrant Shares in accordance with the provisions of the Warrants;

(iii) the Company’s failure to pay to the Holder any amount of Principal, Interest, Late Charges, Make-Whole Amount or other amounts when and as due under the Series 2 Debenture (including, without limitation, the Company’s failure to pay any redemption payments or amounts hereunder), except, in the case of a failure to pay Late Charges when and as due, in which case only if such failure remains uncured for a period of at least five (5) days;

(iv) the Company places any restrictive legend on any certificate or any shares of Common Stock issued to the Holder upon conversion or exercise (as the case may be) of any Series 2 Debentures or any Warrants acquired by the Holder, and any such failure remains uncured for at least five (5) days;

(v) acceleration of any Indebtedness of the Company or any of its Subsidiaries, other than with respect to the Series 2 Debentures;

(vi) bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Company or any Significant Subsidiary and, if instituted against the Company or any Significant Subsidiary by a third party, shall not be dismissed within thirty (30) days of their initiation;

(vii) the commencement by the Company or any Significant Subsidiary of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree, order, judgment or other similar document in respect of the Company or any Significant Subsidiary in an involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Significant Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Company or any Significant Subsidiary in furtherance of any such action or the taking of any action by any Person to commence a Uniform Commercial Code foreclosure sale or any other similar action under federal, state or foreign law;

(viii) the entry by a court of (i) a decree, order, judgment or other similar document in respect of the Company or any Significant Subsidiary of a voluntary or involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or (ii) a decree, order, judgment or other similar document adjudging the Company or any Significant Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment or composition of or in respect of the Company or any Significant Subsidiary under any applicable federal, state or foreign law or (iii) a decree, order, judgment or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Significant Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree, order, judgment or other similar document or any such other decree, order, judgment or other similar document unstayed and in effect for a period of thirty (30) consecutive days;

(ix) other than as specifically set forth in another clause of this Section 4(a), the Company breaches any representation, warranty, covenant or other term or condition of the Warrants, Tranche 1 Warrants or Series 1 Debentures, except, in the case of a breach of a covenant or other term or condition that is curable, only if such breach remains uncured for a period of five (5) days;

(x) any breach or failure in any respect by the Company or any Subsidiary to comply with any provision of Section 13 herein;

(xi) a false or inaccurate certification (including a false or inaccurate deemed certification) by the Company that the Equity Conditions are satisfied, that there has been no Equity Conditions Failure or as to whether any Event of Default has occurred; or

(xii) any Event of Default occurs with respect to any of the Series 1 Debentures.

(c) Notice of an Event of Default; Redemption Right. Upon the occurrence of an Event of Default, the Company shall within one (1) Business Day deliver written notice thereof to the Trustees in the form attached hereto as Exhibit C (an “Event of Default Notice”) (including via e-mail if acceptable to the Trustees). At any time after the earlier of the Trustees’ receipt of an Event of Default Notice and any Holder becoming aware of an Event of Default, the Holder may require the Company to redeem (regardless of whether such Event of Default has been cured) all or any portion of its Series 2 Debentures by delivering written notice thereof in the form attached hereto as Exhibit D (the “Event of Default Redemption Notice”) to the Company, which Event of Default Redemption Notice shall indicate the portion of this Series 2 Debenture the Holder is electing to redeem. Each portion of this Series 2 Debenture subject to redemption by the Company pursuant to this Section 4(c) shall be redeemed by the Company at a price equal to the greater of (i) the Conversion Amount to be redeemed, plus all accrued and unpaid Interest thereon plus the Make-Whole Amount related to such Conversion Amount and (ii) the sum of (I) the product of (X) the Conversion Rate with respect to the Conversion Amount in effect at such time as the Holder delivers the applicable Event of Default Redemption Notice multiplied by (Y) the product of (1) the Redemption Premium multiplied by (2) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date immediately preceding such Event of Default and ending on the date the Company makes the entire payment required to be made under this Section 4(c) plus (II) all accrued and unpaid Interest on such Conversion Amount plus the Make-Whole Amount related to such Conversion Amount (the “Event of Default Redemption Price”). Redemptions required by this Section 4(c) shall be made in accordance with the provisions of Section 11. To the extent redemptions required by this Section 4(c) are deemed or determined by a court of competent jurisdiction to be prepayments of this Series 2 Debenture by the Company, such redemptions shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this Section 4, but subject to Section 3(d), until the applicable Event of Default Redemption Price (together with any Late Charges thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 4(c) (together with any Late Charges thereon) may be converted, in whole or in part, by the Holder into Common Stock pursuant to the terms of this Series 2 Debenture. In the event of the Company’s redemption of any portion of this Series 2 Debenture under this Section 4(c), the Holder’s damages would be uncertain and difficult to estimate because of the parties’

inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 4(c) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty.

5. FUNDAMENTAL TRANSACTIONS.

(a) Upon the occurrence of a Fundamental Transaction the Company will be required to offer each Holder of Series 2 Debentures to repurchase all or any part of such Holder’s Series 2 Debentures as described below (the “Fundamental Transaction Offer”). Pursuant to the Fundamental Transaction Offer, the Company shall offer a payment in cash equal to 102% of the aggregate principal amount of Series 2 Debentures repurchased, plus accrued and unpaid interest thereon to the purchase date (the “Fundamental Transaction Payment Date”), plus the applicable Make-Whole Amount on the Fundamental Transaction Payment Date (the “Fundamental Transaction Redemption Price”).

(b) Within 30 days following any Fundamental Transaction, the Company will send, by first-class mail, with a copy to the Trustees, to each Holder, at such Holder’s address appearing in the Central Register, a notice in the form attached hereto as Exhibit E (a “Fundamental Transaction Notice”):

(i) describing the circumstances and relevant facts regarding the Fundamental Transaction;

(ii) offering to purchase, pursuant to the Fundamental Transaction Offer, on the Fundamental Transaction Payment Date (which shall be, subject to any contrary requirements of applicable law, a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed), all Series 2 Debentures properly tendered pursuant to such Fundamental Transaction Offer; and

(iii) describing the procedures that Holders must follow in order (i) to tender their Series 2 Debentures (or portions thereof) for payment, and (ii) to withdraw an election to tender Series 2 Debentures (or portions thereof) for payment.

(c) The Fundamental Transaction Offer is required to remain open for at least 20 Business Days or such longer period as is required by law. On the Fundamental Transaction Payment Date, the Company will:

(i) accept for payment all Series 2 Debentures properly tendered pursuant to the Fundamental Transaction Offer;

(ii) deposit with the Trustees an amount equal to the Fundamental Transaction Price in respect of all the Series 2 Debentures properly tendered; and

(iii) deliver or cause to be delivered to the Trustees the Series 2 Debentures properly accepted, as applicable, together with an Officers’ Certificate stating the aggregate principal amount of Series 2 Debentures being purchased by the Company and to the extent any Series 2 Debentures are being purchased in part, a new Series 2 Debenture, of any authorized denomination as requested by such Holder, executed by the Company in aggregate principal amount equal to and in exchange for the unpurchased portion of the principal of the Series 2 Debentures so accepted together with a Company Order for the authentication and delivery of such Series 2 Debentures.

(d) The Company will promptly mail or deliver by wire transfer to each holder of Series 2 Debentures properly tendered the Fundamental Transaction Price for such Series 2 Debentures and will promptly authenticate and mail (or cause to be transferred by book-entry) to each Holder a new Series 2 Debenture equal in principal amount to the unpurchased portion of the Series 2 Debentures surrendered, if any. The Company will publicly announce the results of the Fundamental Transaction Offer on or as soon as practicable after the Fundamental Transaction Payment Date.

(e) If the Fundamental Transaction Payment Date is on or after a record date for the payment of Interest and on or before the related Interest Payment Date, accrued and unpaid interest, if any, will be paid to the Person in whose name a Series 2 Debenture is registered at the close of business on such Interest Record Date, and no additional interest will be payable pursuant to the Fundamental Transaction Offer.

(f) The obligation of the Company to make a Fundamental Transaction Offer following a Fundamental Transaction pursuant to this Section 5 will be applicable regardless of whether any other provisions (other than pursuant to Section 5(h) herein) of Series 2 Debentures are applicable to the transaction giving rise to the Fundamental Transaction.

(g) The Company’s obligation to make an offer to repurchase the Series 2 Debentures as a result of a Fundamental Transaction may be waived or modified at any time prior to the occurrence of such Fundamental Transaction with the consent of the Holders of Series 2 Debentures in accordance with Section 22.

(h) The Company will not be required to make a Fundamental Transaction Offer upon a Fundamental Transaction and no Holder will have the right to require the Company to repurchase any Series 2 Debentures pursuant to a Fundamental Transaction Offer if a third party makes the Fundamental Transaction Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 5 and purchases all Series 2 Debentures properly tendered and not withdrawn under such Fundamental Transaction Offer. Notwithstanding anything to the contrary contained herein, a Fundamental Transaction Offer by the Company or a third party may be made in advance of a Fundamental Transaction, conditioned upon the consummation of such Fundamental Transaction, if a definitive agreement is in place for the Fundamental Transaction at the time the Fundamental Transaction Offer is made.

(i) In the event that Holders of not less than 90% of the aggregate principal amount of the outstanding Series 2 Debentures accept a Fundamental Transaction Offer and the Company purchases all of the Series 2 Debentures held by such Holders, the Company will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following the purchase pursuant to the Fundamental Transaction Offer to redeem all of the Series 2 Debentures that remain outstanding following such purchase at a Redemption Price per Series 2 Debenture equal to the amount paid to purchase a Series 2 Debenture pursuant to the Fundamental Transaction Offer.

(j) The Company shall comply with the requirements of Rule 14e-1 under the 1934 Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of Series 2 Debentures in connection with a Fundamental Transaction Offer and with any repurchase of Series 2 Debentures pursuant to this Section 5.

6. RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS AND OTHER CORPORATE EVENTS.

(a) Purchase Rights. In addition to any adjustments pursuant to Section 7 below, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of Common Stock (the “Purchase Rights”), then, subject to the approval of the Principal Market, the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Series 2 Debenture (without taking into account any limitations or restrictions on conversion hereof, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which such record holders of shares of Common Stock are to be determined for the grant, issuance or sale of such Purchase Rights (provided, however, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such shares of Common Stock as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Maximum Percentage).

(b) Fundamental Transactions and Other Corporate Events. Upon the occurrence of any Fundamental Transaction, the Company shall cause the Successor Entity to succeed to, and be substituted for (so that from and after the occurrence of such Fundamental Transaction, the provisions of the Indenture referring to the “Company” shall refer instead to the Successor Entity), so that the Successor Entity may exercise every right and power, and the Successor Entity shall assume all of the obligations of, the Company under the Indenture with the same effect as if such Successor Entity had been named as the Company herein immediately following the applicable Fundamental Transaction. In addition to and not in substitution for any other rights hereunder, prior to the consummation of each Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities, cash, assets or other property with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Company and the Successor Entity (including its Parent Entity), subject to the approval of the Principal Market shall make appropriate provision to ensure that the Holder will thereafter have the right to receive upon a conversion of a Series 2 Debenture at any time after the consummation of the applicable Fundamental Transaction, in lieu of the shares of Common Stock (or other securities, cash, assets or other property (except such items still issuable under Sections 6(a) and 15, which shall continue to be receivable thereafter)) issuable upon the conversion of Series 2 Debentures prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of the applicable Fundamental Transaction had Series 2 Debentures been converted immediately prior to the applicable Fundamental Transaction (without regard to any limitations on the exercise of this Series 2 Debenture). Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Holder. Subject to the approval of the Principal Market, the provisions of this Section 6 shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption herein.

7. ADJUSTMENTS.

(a) Reserved.

(b) Adjustment of Conversion Price upon Subdivision or Combination of Common Stock. Without limiting any provision of Section 5, if the Company at any time on or after April 11, 2014 subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. Without limiting any provision of Section 5, if the Company at any time on or after April 11, 2014 combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 7(b) shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this Section 7(b) occurs during the period that a Conversion Price is calculated hereunder, then the calculation of such Conversion Price shall be adjusted appropriately to reflect such event.

(c) Other Events. In the event that the Company (or any Subsidiary) shall take any action to which the provisions hereof are not strictly applicable, or, if applicable, would not operate to protect the Holder from dilution or if any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company’s board of directors shall in good faith determine and implement an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder, provided that no such adjustment pursuant to this Section 7(c) will increase the Conversion Price as otherwise determined pursuant to this Section 7, provided further that if the Holder does not accept such adjustments as appropriately protecting its interests hereunder against such dilution, then the Company’s board of directors and the Holder shall agree, in good faith, upon an independent investment bank of nationally recognized standing to make such appropriate adjustments, whose determination shall be final and binding and whose fees and expenses shall be borne by the Company.

8. MANDATORY CONVERSION. If at any time after the eighteen (18) month anniversary of the Issuance Date (the “Mandatory Conversion Eligibility Date”), (i) the daily VWAP of the Common Stock is equal to or greater than $0.6944 per share (as adjusted for stock splits, stock combinations and the like occurring from and after the Issuance Date) (the “Trigger Price”) for a period of ten (10) consecutive Trading Days following the Mandatory Conversion Eligibility Date (the ten (10) consecutive Trading Days on which the condition in this clause (i) is satisfied are referred to herein as the “Mandatory Conversion Measuring Period”), and (ii) no Equity Conditions Failure shall have occurred and be continuing, then the Company shall have the right to require the Holder to convert all, but not less than all, of this Series 2 Debenture for all of the then outstanding principal amounts under this Series 2 Debenture in accordance with Section 3 hereof (a “Mandatory Conversion”). The Company may exercise its right to require conversion under this Section 8 by delivering (provided that all of the conditions set forth in clauses (i) and (ii) above are then satisfied), on the first (1st) Trading Day immediately following the end of the Mandatory Conversion Measuring Period, a written notice thereof (which may be by e-mail if acceptable to the Trustees) to the Trustees in the form attached hereto as Exhibit F (the “Mandatory Conversion Notice” and the date the Trustees receive such notice is referred to as the “Mandatory Conversion Notice Date”). The Mandatory Conversion Notice shall be irrevocable. The Mandatory Conversion Notice shall (1) state the Trading Day selected for the Mandatory Conversion in accordance with this Section 8, which Trading Day shall be at least thirty (30) Trading Days but not more than sixty (60) Trading Days following the Mandatory Conversion Notice Date (the “Mandatory Conversion Date”), (2) state the number of shares of Common Stock to be issued to the Holders on the Mandatory Conversion Date (subject to any adjustments thereto pursuant to Section 7 or otherwise that may occur prior to the Mandatory Conversion Date), (3) contain a certification from the Chief Executive Officer or a director of the Company that there is then no Equity Conditions Failure and (4) contain a certification from the Chief Executive Officer or a director of the Company that the Company has simultaneously taken the same action with respect to all of the Series 2 Debentures then outstanding. Any portion of Series 2 Debentures converted by a Holder after the Mandatory Conversion Notice Date shall reduce the principal amount of Series 2 Debentures required to be converted on the Mandatory Conversion Date. If the Company has elected a Mandatory Conversion, the mechanics of conversion set forth in Section 3 shall apply, to the extent applicable, as if the Company had received from the Holder on the Mandatory Conversion Date a Series 2 Debenture certificate and a duly executed and complete Conversion Notice with respect to all of the then-remaining amounts under this Series 2 Debenture. Notwithstanding anything contained in this Section 8 to the contrary, if (I) any daily VWAP of the Common Stock is less than the Trigger Price on any day during the period commencing on the Mandatory Conversion

Notice Date and ending on the Trading Day immediately preceding the Mandatory Conversion Date; or (II) an Equity Conditions Failure occurs on any day during the period commencing on the Mandatory Conversion Notice Date and ending on the Mandatory Conversion Date (which Equity Conditions Failure has not been waived in writing in accordance with Section 22), then, in either case, the Mandatory Conversion Notice delivered to the Trustees shall be null and void ab initio and the Mandatory Conversion contemplated by such Mandatory Conversion Notice shall not occur. If the Company elects to cause a Mandatory Conversion of this Series 2 Debenture pursuant to this Section 8, then it must simultaneously take the same action with respect to all of the Series 2 Debentures then outstanding.

9. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Charter or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Indenture, and will at all times in good faith carry out all of the provisions of the Indenture. Without limiting the generality of the foregoing, the Company shall not increase the par value of any shares of Common Stock receivable upon conversion of this Series 2 Debenture above the Conversion Price then in effect. Nothing contained in this Section 9 shall prohibit the Company from making a voluntary filing under applicable bankruptcy laws and laws of similar effect.

10. RESERVATION OF AUTHORIZED SHARES.

(a) Reservation. If at any time the Charter does not provide for an unlimited number of shares of Common Stock, the Company shall initially reserve out of its authorized and unissued Common Stock a number of shares of Common Stock for each of the Series 2 Debentures equal to the entire Conversion Rate with respect to the entire Conversion Amount of each such Series 2 Debenture as of the Issuance Date. So long as any of the Series 2 Debentures are outstanding, the Company shall take all action necessary to reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Series 2 Debentures, the number of shares of Common Stock as shall from time to time be necessary to effect the conversion of all of the Series 2 Debentures then outstanding, provided that at no time shall the number of shares of Common Stock so reserved be less than the number of shares required to be reserved by the previous sentence (without regard to any limitations on conversions) (the “Required Reserve Amount”). The initial number of shares of Common Stock reserved for conversions of the Series 2 Debentures and each increase in the number of shares so reserved shall be allocated pro rata among the Holders of the Series 2 Debentures based on the original principal amount of the Series 2 Debentures held by each Holder on the original Issuance Date of the Series 2 Debentures or increase in the number of reserved shares (as the case may be) (the “Authorized Share Allocation”). In the event that a Holder shall sell or otherwise transfer any of such Holder’s Series 2 Debentures, each transferee shall be allocated a pro rata portion of such Holder’s Authorized Share Allocation. Any shares of Common Stock reserved and allocated to any Person which ceases to hold any Series 2 Debentures shall be allocated to the remaining Holders of Series 2 Debentures, pro rata based on the principal amount of the Series 2 Debentures then held by such Holders.

(b) Insufficient Authorized Shares. If, notwithstanding Section 10(a), and not in limitation thereof, at any time while any of the Series 2 Debentures remain outstanding the Company does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve for issuance upon conversion of the Series 2 Debentures at least a number of shares of Common Stock equal to the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the Company’s authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Series 2 Debentures then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock. In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its best efforts to solicit its stockholders’ approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the stockholders that they approve such proposal.

11. HOLDER’S REDEMPTIONS.

(a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Trustees in cash within two (2) Business Days after the Company’s receipt of the Holder’s Event of Default Redemption Notice. If the Holder has submitted its Series 2 Debenture in accordance with Section 5, the Company shall deliver the applicable Fundamental Transaction Redemption Price to the Holder in cash on the Fundamental Transaction Payment Date. In the event of a redemption of less than all of the Conversion Amount held by a Holder, the Company shall promptly cause to be issued and delivered to the Trustees or the Holder, as applicable, a new Series 2 Debenture certificate (in accordance with Section 18(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Trustees or the Holder, as applicable, within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Series 2 Debenture representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Trustees’ receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Conversion Amount and (y) the Company shall immediately return this Series 2 Debenture, or issue a new Series 2 Debenture certificate (in accordance with Section 18(d)), to the Trustees or the Holder, as applicable, and in each case the principal amount of such Series 2 Debenture certificate or such new Series 2 Debenture certificate (as the case may be) shall be increased by an amount equal to the difference between (1) the applicable Redemption Price minus (2) the Principal portion of the Conversion Amount submitted for redemption. The Holder’s delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company’s obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Conversion Amount subject to such notice.

(b) Redemption by Other Holders. Upon the Company’s receipt of notice from any Holder of Series 2 Debentures for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(c) or Section 5 (each, an “Other Redemption Notice”), the Company shall immediately, but no later than one (1) Business Day of its receipt thereof, forward to each other Holder (which may be by e-mail) a copy of such notice. If the Company receives an Event of Default Redemption Notice and one or more Other Redemption Notices, during the seven (7) Business Day period beginning on and including the date which is three (3) Business Days prior to the Company’s receipt of the Holder’s applicable Event of Default Redemption Notice and ending on and including the date which is three (3) Business Days after the Company’s receipt of a Holder’s applicable Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Business Day period, then the Company shall redeem a pro rata amount from each Holder of the Series 2 Debentures based on the principal amount of the Series 2 Debentures submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Business Day period.

12. VOTING RIGHTS. Holders shall have no voting rights in respect of the Common Stock as the Holder of this Series 2 Debenture, except as required by law (including, without limitation, the Canada Business Corporations Act).

13. COVENANTS. Until all of the Series 2 Debentures have been converted, redeemed or otherwise satisfied in accordance with their terms:

(a) Rank. All payments due under the Series 2 Debentures shall rank pari passu with each other and the Series 1 Debentures.

(b) Restriction on Redemption and Cash Dividends. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on any of its capital stock, provided that nothing contained in this Section 13(b) shall prohibit the Company from effecting repurchases of Common Stock on the Principal Market or the NYSE MKT so long as the aggregate number of shares of Common Stock repurchased by the Company in any calendar year does not exceed a number of shares equal to 5% the number of shares of Common Stock issued and outstanding (determined as of each date each repurchase occurs). Nothing herein shall restrict the ability of any Subsidiary to declare or pay any cash dividend or distribution on any of its capital stock, provided that if the Subsidiary is not directly or indirectly wholly-owned by the Company, the Company must, directly or indirectly, receive its pro rata share of such dividends or distributions in relation to other Holders of any class of securities of such Subsidiary.

14. NO SECURITY. The Series 2 Debentures issued hereunder are unsecured obligations.

15. PARTICIPATION. In addition to any adjustments pursuant to Section 7, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to all or substantially all of its Holders of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the Issuance Date, then, in each such case and subject to the approval of the Principal Market, the Holders shall be entitled to participate in such Distribution to the same extent that the Holders would have participated therein if the Holders had held the number of shares of Common Stock acquirable upon complete conversion of the Series 2 Debentures held by it (without regard to any limitations on conversion hereof, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution (provided, however, to the extent that the Holder’s right to participate in any such Distributions would result in the Holder exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Distribution to such extent (or the beneficial ownership of any such shares of Common Stock as a result of such Distribution to such extent) and such Distribution to such extent shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Maximum Percentage).

16. AMENDING THE TERMS OF THE SERIES 2 DEBENTURES. Section 15.4 of the Principal Indenture is hereby amended by the following; the provisions of the Series 2 Debentures may be amended only with the written consent of the Company and holders of 66-2/3% of the principal amount of the then-outstanding Series 2 Debentures. Any amendment shall be binding upon the Holder and the Company. Except as otherwise expressly set forth herein, no waiver shall be effective unless it is in writing, provided that holders of 66-2/3% of the principal amount of the then-outstanding Series 2 Debentures may waive any provision of the Series 2 Debentures, and any waiver of any provision of the Series 2 Debentures shall be binding on the Holders. Alternatively, an amendment or waiver of the provisions of the Series 2 Debentures may be obtained at a meeting of Holders called in accordance with the requirements of the CBCA and the Company’s articles and bylaws, mutatis mutandis, in respect of meetings of shareholders evidenced by a resolution passed by not less than 66-2/3% of the votes cast by the Holders of 66-2/3% of the principal amount of the then-outstanding who voted in respect of that resolution; however a quorum for such meeting of Holders will be the presence of holders of not less than 25% of the principal amount of the then-outstanding Series 2 Debentures. Any waiver hereunder must be in writing or evidenced by a resolution from a meeting of Holders’. Notwithstanding the foregoing, the Maximum Percentage requirement of the Series 2 Debentures may only be amended by the Corporation with the consent of the holders of a majority of Common Shares.

17. TRANSFER. The Series 2 Debentures and any shares of Common Stock issued upon conversion of the Series 2 Debentures may be offered, sold, assigned or transferred by the Holder without the consent of the Company, provided that such offer, sale, assignment or transfer is made in compliance with all applicable law.

18. REISSUANCE OF SERIES 2 DEBENTURES.

(a) Transfer. If any Series 2 Debenture is to be transferred, the Holder thereof shall surrender such Series 2 Debenture to the Trustees, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Series 2 Debenture (in accordance with Section 18(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less than the entire outstanding Principal is being transferred, a new Series 2 Debenture (in accordance with Section 18(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Series 2 Debenture, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) following conversion or redemption of any portion of this Series 2 Debenture, the outstanding Principal represented by this Series 2 Debenture may be less than the Principal stated on the face of this Series 2 Debenture.

(b) [Reserved.]

(c) Series 2 Debenture Exchangeable for Different Denominations. This Series 2 Debenture is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Series 2 Debenture or Series 2 Debentures (in accordance with Section 18(d) and in principal amounts of at least $1,000) representing in the aggregate the outstanding Principal of this Series 2 Debenture, and each such new Series 2 Debenture will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

(d) Issuance of New Series 2 Debentures. Whenever the Company is required to issue a new Series 2 Debenture pursuant to the terms of this Series 2 Debenture, such new Series 2 Debenture (i) shall be of like tenor with this Series 2 Debenture, (ii) shall represent, as indicated on the face of such new Series 2 Debenture, the Principal remaining outstanding (or in the case of a new Series 2 Debenture being issued pursuant to Section 18(a) or Section 18(c), the Principal designated by the Holder which, when added to the principal represented by the other new Series 2 Debentures issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Series 2 Debenture immediately prior to such issuance of new Series 2 Debentures), (iii) shall have an issuance date, as indicated on the face of such new Series 2 Debenture, which is the same as the Issuance Date of this Series 2 Debenture, (iv) shall have the same rights and conditions as this Series 2 Debenture, and (v) shall represent accrued and unpaid Interest and Late Charges on the Principal and Interest of this Series 2 Debenture, from the Issuance Date.

19. REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in the Indenture shall be cumulative and in addition to all other remedies available under the Indenture at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit any Holder’s right to pursue damages for any failure by the Company to comply with the terms of the Indenture. The Company covenants to the Trustees, on behalf of the Holders, that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Trustees and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to each of the Holders and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, each of the Holders shall be entitled, in addition to all other available remedies, to an injunction restraining any such breach or any such threatened breach, without the necessity of showing economic loss and without any bond or other security being required. The Company shall provide all information and documentation to the Trustees that is requested by the Trustees to enable the Trustees to confirm the Company’s compliance with the terms and conditions of the Indenture (including, without limitation, compliance with Section 7 hereof).

20. PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) Series 2 Debentures are placed in the hands of an attorney for collection or enforcement or are collected or enforced through any legal proceeding or the Trustees or any Holder otherwise takes action to collect amounts due under Indenture or to enforce the provisions of the Indenture or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under the Indenture, then the Company shall pay the costs incurred by the Trustees for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys’ fees and disbursements.

21. CONSTRUCTION; HEADINGS. The headings hereof are for convenience of reference and shall not form part of, or affect the interpretation of, the Series 2 Debentures. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found. Unless expressly indicated otherwise, all section references are to sections of the Series 2 Debentures. It is expressly understood and agreed that the Principal Market shall be the principal securities exchange or trading market for the Common Stock for all purposes under hereunder so long as the Common Stock is listed or designated for quotation on the Principal Market.

22. FAILURE OR INDULGENCE NOT WAIVER; WAIVER. No failure or delay on the part of the Trustees or any Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

23. DISPUTE RESOLUTION.

(a) Disputes Over Closing Sale Price, Company Optional Redemption Price, Conversion Price, Interest Conversion Price, Make-Whole Adjustment, Make-Whole Amount, Make-Whole Conversion Price, Make-Whole VWAP, VWAP or Fair Market Value.

(i) In the case of a dispute relating to a Closing Sale Price, a Company Optional Redemption Price, a Conversion Price, an Interest Conversion Price, a Make-Whole Adjustment, a Make-Whole Amount, a Make-Whole Conversion Price, a Make-Whole VWAP, a VWAP or fair market value (as the case may be) (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or Holders of at least 66 2/3% of the then outstanding principal amount of Series 2 Debentures (acting as a group, the “Disputing Holders”) (as the case may be) shall submit the dispute via e-mail or facsimile to the Trustees (I) within five (5) Business Days after delivery of the applicable notice giving rise to such dispute to the Company or the Disputing Holders (as the case may be) or (II) if no notice gave rise to such dispute, at any time after the applicable Disputing Holders learned of the circumstances giving rise to such dispute. If the Disputing Holders and the Company are unable to resolve such dispute relating to such Closing Sale Price, such Company Optional Redemption Price, such Conversion Price, such Interest Conversion Price, such Make-Whole Adjustment, such Make-Whole Amount, such Make-Whole Conversion Price, such Make-Whole VWAP, such VWAP or such fair market value (as the case may be) by 5:00 p.m. (Toronto time) on the third (3rd) Business Day following such delivery by the Company or the Disputing Holders (as the case may be) of such dispute to the Trustees, then the Company and the Disputing Holders shall select an independent, reputable investment bank to resolve such dispute.

(ii) The Disputing Holders and the Company shall each deliver to such investment bank (x) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 23(a) and (y) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (Toronto time) by the fifth (5th) Business Day immediately following the date on which the Disputing Holders selected such investment bank (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (x) and (y) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either the Disputing Holders or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and the Disputing Holders or otherwise requested by such investment bank, neither the Company nor the Disputing Holders shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation).

(iii) The Company and the Disputing Holders shall cause such investment bank to determine the resolution of such dispute and notify the Company and the Disputing Holders of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank shall be borne solely by the Company, and such investment bank’s resolution of such dispute shall be final and binding upon all parties, including other Holders that are not the Disputing Holders taking action under this Section 23(a), absent manifest error.

(b) Disputes Over Arithmetic Calculation of the Conversion Rate, Interest Conversion Rate, the Make-Whole Conversion Rate or the applicable Redemption Price.

(i) In the case of a dispute as to the arithmetic calculation of a Conversion Rate, an Interest Conversion Rate, a Make-Whole Conversion Rate or the applicable Redemption Price (as the case may be), the Company or the Disputing Holders (as the case may be) shall submit the disputed arithmetic calculation via e-mail or facsimile to the Trustees (i) within five (5) Business Days after delivery of the applicable notice giving rise to such dispute to the Company or the Disputing Holders (as the case may be) or (ii) if no notice gave rise to such dispute, at any time after the Disputing Holders learned of the circumstances giving rise to such dispute. If the Disputing Holders and the Company are unable to resolve such disputed arithmetic calculation of such Conversion Rate, an Interest Conversion Rate, a Make-Whole Conversion Rate or the applicable Redemption Price (as the case may be) by 5:00 p.m. (Toronto time) on the third (3rd) Business Day following such delivery by the Company or the Disputing Holders (as the case may be) of such disputed arithmetic calculation, then the Company and the Disputing Holders shall select an independent, reputable accountant or accounting firm to perform such disputed arithmetic calculation.

(ii) The Disputing Holders and the Company shall each deliver to such accountant or accounting firm (as the case may be) (x) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 22(b) and (y) written documentation supporting its position with respect to such disputed arithmetic calculation, in each case, no later than 5:00 p.m. (Toronto time) by the fifth (5th) Business Day immediately following the date on which the Disputing Holders selected such accountant or accounting firm (as the case may be) (the “Submission Deadline”) (the documents referred to in the immediately preceding clauses (x) and (y) are collectively referred to herein as the “Required Documentation”) (it being understood and agreed that if either the Disputing Holders or the Company fails to so deliver all of the Required Documentation by the Submission Deadline, then the party who fails to so submit all of the Required Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such accountant or accounting firm (as the case may be) with respect to such disputed arithmetic calculation and such accountant or accounting firm (as the case may be) shall perform such disputed arithmetic calculation based solely on the Required Documentation that was delivered to such accountant or accounting firm (as the case may be) prior to the Submission Deadline). Unless otherwise agreed to in writing by both the Company and the Disputing Holders or otherwise requested by such accountant or accounting firm (as the case may be), neither the Company nor the Disputing Holders shall be entitled to deliver or submit any written documentation or other support to such accountant or accounting firm (as the case may be) in connection with such disputed arithmetic calculation of the Conversion Rate or the applicable Redemption Price (as the case may be) (other than the Required Documentation).

(iii) The Company and the Disputing Holders shall cause such accountant or accounting firm (as the case may be) to perform such disputed arithmetic calculation and notify the Company and the Disputing Holders of the results no later than ten (10) Business Days immediately following the Submission Deadline. The fees and expenses of such accountant or accounting firm (as the case may be) shall be borne solely by the Company, and such accountant’s or accounting firm’s (as the case may be) arithmetic calculation shall be final and binding upon all parties, including other Holders that are not the Disputing Holders taking action under this Section 23(b), absent manifest error.

(c) Miscellaneous. The Company expressly acknowledges and agrees that (i) this Section 23 constitutes an agreement to arbitrate between the Company and the Disputing Holders, on behalf of all affected Holders, (and constitutes an arbitration agreement) under § 7501, et seq. of the New York Civil Practice Law and Rules (“CPLR”), that the applicable Disputing Holders shall be entitled to compel arbitration pursuant to CPLR § 7503(a) in order to compel compliance with this Section 23 and that the site of arbitration is New York City, New York, (ii) a dispute relating to a Conversion Price includes, without limitation, disputes as to (1) the consideration per share at which an issuance or deemed issuance of Common Stock occurred, (2) whether any issuance or sale or deemed issuance or sale of Common Stock was an issuance or sale or deemed issuance or sale of Excluded Securities, (3) whether an agreement, instrument, security or the like constitutes an Option or Convertible Security and (4) whether a Dilutive Issuance occurred, (iii) the terms of this Series 2 Debenture and each other applicable agreement related to the Required Holders initial purchase of Series 2 Debentures and Warrants shall serve as the basis for the selected investment bank’s resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute and in resolving such dispute such investment bank shall apply such findings, determinations and the like to the terms of this Series 2 Debentures, (iv) the terms of this Series 2 Debentures shall serve as the basis for the selected accountant’s or accounting firm’s performance of the applicable arithmetic calculation, (v) for clarification purposes and without implication that the contrary would otherwise be true, disputes relating to matters described in Section 23(a) shall be governed by Section 23(a) and not by Section 23(b), (vi) the Disputing Holders, in their sole discretion, shall have the right to submit any dispute described in this Section 23 to any state or federal court sitting in The City of New York, Borough of Manhattan in lieu of utilizing the procedures set forth in this Section 23 and (vii) nothing in this Section 23 shall limit the Disputing Holders from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in Section 23(a) or Section 23(b)).

24. NOTICES; PAYMENTS.

(a) Notices. Whenever notice is required to be given under this Series 2 Debenture, unless otherwise provided herein, such notice shall be given in accordance with Section 1.5 or 1.6 (as applicable) of the Principal Indenture. The Company shall provide the Trustees with prompt written notice of all actions taken pursuant to the Series 2 Debentures, including in reasonable detail a description of such action and the reason therefor. Without limiting the generality of the foregoing, the Company will give written notice to the Trustees (i) immediately upon each adjustment of the Conversion Price and the Conversion Rate, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the shares of Common Stock, (B) with respect to any grants, issuances, or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to all or substantially all of the holders of shares of Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder. Notwithstanding anything to the contrary herein, any notice delivered to either Trustee under this Indenture sent by electronic transmission shall be deemed effectively received (x) if sent by fax, immediately upon receipt of correct transmission confirmation, or (y) if by electronic mail, upon confirmation of receipt by the Trustee.

(b) Currency. All dollar amounts referred to in this Series 2 Debenture are in Canadian Dollars (as defined below), and all amounts owing under this Series 2 Debenture shall be paid in Canadian Dollars. All amounts and prices denominated in, or in, other currencies (if any) shall be converted into the Canadian Dollar equivalent amount in accordance with the Exchange Rate (as defined below) on the date of calculation.

(c) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Series 2 Debenture, unless otherwise expressly set forth herein, such payment shall be made in lawful money of Canada by wire transfer of immediately available funds to the Trustees. Whenever any amount expressed to be due by the terms of this Series 2 Debenture is due on any day that is not a Business Day, the same shall instead be due on the next succeeding day that is a Business Day. Any amount of Principal or other amounts due under this Series 2 Debenture which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of eighteen percent (18%) per annum from the date such amount was due until the same is paid in full (“Late Charge”). Except as otherwise expressly set forth herein, the Company, at its option, may issue shares of Common Stock to satisfy any Late Charges with such number of shares of Common Stock to be issued being determined in the same manner as though such shares of Common Stock were being issued to satisfy the obligations which resulted in such Late Charges.

25. CANCELLATION. After all Principal, accrued Interest, Late Charges and other amounts at any time owed on this Series 2 Debenture have been paid in full, this Series 2 Debenture shall automatically be deemed canceled, shall be surrendered to the Company or the Trustees for cancellation and shall not be reissued. For the avoidance of doubt, the Trustees shall make no payment at maturity to a Holder of Series 2 Debentures until such Holder surrenders the certificate evidencing such Series 2 Debenture to the Trustee.

26. WAIVER OF NOTICE. To the extent permitted by law, the Company hereby irrevocably waives demand, notice, presentment, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Series 2 Debenture.

27. GOVERNING LAW. This Series 2 Debenture shall be governed by and construed in accordance with the laws of the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall (i) be deemed, or operate, to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder or to enforce a judgment or other court ruling in favor of the Holder or (ii) limit, or be deemed to limit, any provision of Section 23. THE COMPANY AND THE HOLDERS HEREBY IRREVOCABLY WAIVE ANY RIGHT IT MAY HAVE TO, AND AGREE NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS SERIES 2 DEBENTURE OR ANY TRANSACTION CONTEMPLATED HEREBY.

28. SEVERABILITY. If any provision of this Series 2 Debenture is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Series 2 Debenture so long as this Series 2 Debenture as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

29. CERTAIN DEFINITIONS. For purposes of the Indenture, the following terms shall have the following meanings:

(a) “Approved Share Plan” means any employee benefit plan which has been approved by the board of directors of the Company pursuant to which Common Shares and standard options to purchase Common Shares or restricted share units may be issued to any employee, officer or director for services provided to the Company in their capacity as such.

(b) “Bloomberg” means Bloomberg, L.P.

(c) “Brookfield Debt” means the loan agreement dated as of June 7, 2013 between the Company and BCP III NAP L.P., by its general partner Brookfield Capital Partners Ltd., as amended, restated, or replaced from time to time.

(d) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York or Toronto and the city of the Corporate Trust Office of each of the Trustees or other location are authorized or required by any applicable law, regulation or executive order to remain closed.

(e) “Charter” means the Company’s Notice of Articles and Certificate of Incorporation.

(f) “Closing Sale Price” means, for any security as of any date, the last closing trade price for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing trade price then the last trade price of such security prior to 4:00:00 p.m., Toronto time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the closing trade price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the closing trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing trade price is reported for such security by Bloomberg, the average of the ask prices of any market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as determined by the Company.

(g) “Common Stock” means (i) the Company’s common shares, no par value per share, and (ii) any capital stock into which such common shares shall have been changed or any share capital resulting from a reclassification of such common shares.

(h) “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto;

(i) “Convertible Securities” means any share capital, note, debenture, warrant or other security of the Company or any of its Subsidiaries that is, or may become, at any time and under any circumstances directly or indirectly convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any share capital, note, debenture or other security of the Company (including, without limitation, Common Shares) or any of its Subsidiaries.

(j) “Credit Facility” means the second amended and restated credit agreement dated as of June 7, 2013 between the Company, Lac Des Iles Mines Ltd. and The Bank of Nova Scotia, as administrative agent, and the persons who are lenders thereunder from time to time, as amended, restated, or replaced from time to time.

(k) “Debenture Liabilities” means the indebtedness, liabilities and obligations of the Company under the Series 2 Debentures, including on account of principal, interest, Make-Whole Amounts or otherwise but excluding (i) the issuance of shares of Common Stock in any circumstance under this Indenture, and (ii) the fees and expenses of the Trustees;

(l) “Eligible Market” means The New York Stock Exchange, the NYSE MKT, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or the Principal Market (including each successor thereto).

(m) “Equity Conditions” means: (i) on each day during the period beginning one month prior to the applicable date of determination and ending on and including the applicable date of determination either (x) the Registration Statement is effective and the prospectus contained therein shall be available for the issuance by the Company to the Holder of all of the shares of Common Stock issuable upon conversion of this Series 2 Debenture (disregarding any limitation on conversion of this Series 2 Debenture) and all Interest Shares or (y) all of the shares of Common Stock issuable upon conversion of this Series 2 Debenture (disregarding any limitation on conversion of this Series 2 Debenture) and all Interest Shares are otherwise freely tradable under all applicable securities laws; (ii) on each day during the period beginning one month prior to the applicable date of determination and ending on and including the applicable date of determination (the “Equity Conditions Measuring Period”), the Common Stock (including all of the shares of Common Stock issuable upon conversion of this Series 2 Debenture and all Interest Shares) is listed or designated for quotation (as applicable) on the Principal Market or the NYSE MKT and shall not have been suspended from trading on the Principal Market and the NYSE MKT (other than suspensions of not more than two (2) days on each respective exchange occurring prior to the applicable date of determination due to business announcements by the Company) nor shall delisting or suspension by the Principal Market and the NYSE MKT have been threatened (with a reasonable prospect of delisting occurring) or be pending either (A) in writing by the Principal Market or the NYSE MKT or (B) by falling below the minimum listing maintenance requirements of the Principal Market or the NYSE MKT; (iii) on each day during the Equity Conditions

Measuring Period, the Company shall have delivered all Interest Shares and all shares of Common Stock issuable upon conversion of this Series 2 Debenture on a timely basis as set forth in Sections 2 and 3 hereof and all other shares of capital stock required to be delivered by the Company on a timely basis in respect of the Warrants, Tranche 1 Warrants and Series 1 Debentures; (iv) any shares of Common Stock to be issued in connection with the event requiring determination may be issued in full without violating Section 3(d) hereof; (v) any shares of Common Stock to be issued in connection with the event requiring determination may be issued in full without violating the rules or regulations of the Principal Market or the NYSE MKT; (vi) on each day during the Equity Conditions Measuring Period, no public announcement of a pending, proposed or intended Fundamental Transaction shall have occurred which has not been abandoned, terminated or consummated; (vii) the Holder shall not be in possession of any material, non-public information regarding the Company or any of its Subsidiaries provided to any of them by the Company, any of its Subsidiaries or any of their respective affiliates, employees, officers, representatives, agents or the like; (viii) on each day during the Equity Conditions Measuring Period, the Company otherwise shall have been in material compliance with each, and shall not have breached any, provision or covenant of any of the Warrants, Tranche 1 Warrants and Series 1 Debentures; and (ix) without limitation of the foregoing clause (viii), on each day during the Equity Conditions Measuring Period, there shall not have occurred an Event of Default or an event that with the passage of time or giving of notice would constitute an Event of Default.

(n) “Equity Conditions Failure” means, with respect to a particular date of determination, that on any day during the period commencing twenty (20) Trading Days immediately prior to such date of determination, the Equity Conditions have not been satisfied (or waived in writing by the Holders).

(o) “Excluded Securities” means (A) shares of Common Stock or standard options to purchase shares of Common Stock to directors, officers or employees of the Company in their capacity as such pursuant to an Approved Share Plan, provided that (1) all such issuances (taking into account the shares of Common Stock issuable upon exercise of such options) after the date hereof pursuant to this clause (A) do not, in the aggregate, exceed more than 10% of the then issued and outstanding shares of Common Stock (as adjusted for share splits, share combinations and other similar transactions occurring after the April 11, 2014) and (2) the exercise price of any such options is not reduced, none of such options are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such options are otherwise materially changed in any manner that adversely affects any of the Holders; (B) shares of Common Stock issued upon the conversion, exercise or exchange of Convertible Securities (other than standard options to purchase shares of Common Stock issued pursuant to an Approved Share Plan that are covered by clause (A) above) issued prior to the date hereof, provided that the conversion, exercise or exchange (as the case may be) of any such Convertible Security is made solely pursuant to the conversion, exercise or exchange (as the case may be) provisions of such Convertible Security that were in effect (and expressly set forth in such Convertible Security) on the date immediately prior to April 11, 2014, the conversion, exercise or exchange price of any such Convertible Securities (other than standard options to purchase Common Shares issued pursuant to an

Approved Share Plan that are covered by clause (A) above) is not reduced, none of such Convertible Securities are (other than standard options to purchase shares of Common Stock issued pursuant to an Approved Share Plan that are covered by clause (A) above) (nor is any provision of any such Convertible Securities) amended or waived in any manner (whether by the Company or the holder thereof) to increase, or which results in an increase in, the number of shares issuable thereunder and none of the terms or conditions of any such Convertible Securities (other than standard options to purchase shares of Common Stock issued pursuant to an Approved Share Plan that are covered by clause (A) above) are otherwise materially changed or waived (whether by the Company or the holder thereof) in any manner that adversely affects any of the Holders; (C) the shares of Common Stock issuable pursuant to the Series 2 Debentures, the Series 1 Debentures, the Warrants and Tranche 1 Warrants and (D) shares of Common Stock or Convertible Securities issued or issuable in connection with strategic alliances, acquisitions, mergers, and strategic partnerships, provided, that (1) the primary purpose of such issuance is not to raise capital, (2) the purchasers or acquirers of the securities in such issuance does not include any affiliate of the Company or any of its Subsidiaries and solely consists of either (x) the actual participants in such strategic alliance or strategic partnership, (y) the actual owners of such assets or securities acquired in such acquisition or merger or (z) the stockholders, partners or members of the foregoing Persons, (3) the number or amount of securities issued to such Person by the Company shall not be disproportionate to such Person’s actual participation in such strategic alliance or strategic partnership or ownership of such assets or securities to be acquired by the Company, as applicable and (4) none of such Persons are an entity whose primary business is investing in securities or companies.

(p) “Fundamental Transaction” means that (i) the Company or any of its Subsidiaries shall, directly or indirectly, in one or more related transactions, (1) consolidate or merge with or into (whether or not the Company or any of its Subsidiaries is the surviving corporation) any other Person (excluding a merger or consolidation of a Subsidiary that is directly or indirectly wholly-owned by the Company into the Company or into any other Subsidiary that is directly or indirectly wholly-owned by the Company), or (2) sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its respective properties or assets to any other Person (excluding such a sale, lease, license, transfer, conveyance or other disposition by a Subsidiary that is directly or indirectly wholly-owned by the Company to the Company or to any other Subsidiary that is directly or indirectly wholly-owned by the Company), or (3) allow any other Person to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of Voting Stock of the Company (not including any shares of Voting Stock of the Company held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (4) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with any other Person whereby such other Person acquires more than 50% of the outstanding shares of Voting Stock of the Company (not including any shares of Voting Stock of the Company held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination), or (5) reorganize, recapitalize or reclassify the Common Stock, or (ii) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the 1934 Act and the rules and regulations promulgated thereunder), other than a Holder and any of its affiliates, is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Voting Stock of the Company.

(q) “Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with IFRS) (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by Debentures, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with IFRS, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above.

(r) “Interest Conversion Price” means, with respect to a particular Interest Payment Date, Conversion Date or other date of determination, the price which shall be equal to the five-day VWAP of the Common Stock on the TSX ending two (2) Trading Days immediately preceding such Interest Payment Date, Conversion Date or other date of determination. All such determinations to be appropriately adjusted for any stock split, stock dividend, stock combination or other similar transaction during any such measuring period.

(s) “Interest Notice Due Date” means the seventh (7th) Trading Day immediately prior to the applicable Interest Payment Date.

(t) “Interest Rate” means 7.5% per annum, as may be adjusted from time to time in accordance with Section 2.

(u) “Make-Whole Adjustment” means, with respect to a particular date of determination of the applicable Make-Whole Amount (i) if the applicable Make-Whole VWAP is less than or equal to the Conversion Price in effect as of such date of determination or if such Make-Whole Amount is being calculated in connection with a Company Optional Redemption, 1 or (ii) if the applicable Make-Whole VWAP exceeds the Conversion Price in effect as of such date of determination, an amount equal to the difference between (x) 1 minus (y) the quotient of (I) the difference between (A) the applicable Make-Whole VWAP minus (B) the Conversion Price in effect as of such date of determination divided by (II) the Conversion Price in effect as of such date of determination.

(v) “Make-Whole Amount” means, with respect to the applicable date of determination, an amount equal to the product of (i) all of the Interest that, but for the applicable conversion pursuant to Section 3 or Company Optional Redemption pursuant to Section 32 (as the case may be), would have accrued with respect to the applicable Conversion Amount being so converted or the principal amount being redeemed pursuant to such Company Optional Redemption (as the case may be) for the period commencing on the applicable Conversion Date for such conversion or the Company Optional Redemption Date for such Company Optional Redemption (as the case may be) and ending on the Maturity Date multiplied by (ii) Make-Whole Adjustment.

(w) “Make-Whole Conversion Price” means, with respect to a particular Conversion Date or other date of determination, the price which shall be equal to the five-day VWAP of the Common Stock on the TSX ending two (2) Trading Days immediately preceding such Interest Payment Date, Conversion Date or other date of determination. All such determinations to be appropriately adjusted for any stock split, stock dividend, stock combination or other similar transaction during any such measuring period.

(x) “Make-Whole VWAP” means, with respect to the determination of the applicable Make-Whole Amount, the price which shall be equal to the five-day VWAP of the Common Stock on the TSX ending two (2) Trading Days immediately preceding such Interest Payment Date, Conversion Date or other date of determination. All such determinations to be appropriately adjusted for any stock split, stock dividend, stock combination or other similar transaction during any such measuring period.

(y) “Maturity Date” shall mean April 11, 2019; provided, however, the Maturity Date may be extended in accordance with Section 16 (i) in the event that, and for so long as, an Event of Default shall have occurred and be continuing or any event shall have occurred and be continuing that with the passage of time and the failure to cure would result in an Event of Default or (ii) through the date that is twenty (20) Business Days after the public announcement on a Current Report of Foreign Private Issuer on Form 6-K of the consummation, termination or abandonment of a Fundamental Transaction in the event that a Fundamental Transaction is publicly announced or a Fundamental Transaction Notice is delivered prior to the Maturity Date, provided further that if a Holder elects to convert some or all of this Series 2 Debenture pursuant to Section 3 hereof, and the Conversion Amount would be limited pursuant to Section 3(d) hereunder, the Maturity Date shall automatically be extended until such time as such provision shall not limit the conversion of this Series 2 Debenture.

(z) “Maturity Date Mandatory Conversion Price” means the lower of (i) the Conversion Price and (ii) the 10-day VWAP for the Common Shares on the TSX for the period ending on the second trading day prior to the Maturity Date.

(aa) “NYSE MKT” means the NYSE MKT (including each successor thereto).

(bb) “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

(cc) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(dd) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(ee) “Principal Market” means the Toronto Stock Exchange, through which the senior listings operations of TMX Group Limited are conducted (including each successor thereto) (which in no event shall include the TSX Venture Exchange).

(ff) “Qualified Interest Payment” means accrued and unpaid interest due and payable by the Company under the Series 2 Debentures at a rate of 7.5% per annum, as calculated and payable semi-annually in cash or shares of Common Stock.

(gg) “Redemption Notices” means, collectively, Event of Default Redemption Notices and Fundamental Transaction Notices, and each of the foregoing, individually, a “Redemption Notice.”

(hh) “Redemption Premium” means (i) in the case of the Events of Default described in Section 4(a) (other than Sections 4(b)(vi) through 4(b)(viii)), 110% or (ii) in the case of the Events of Default described in Sections 4(b)(vi) through 4(b)(viii), 100%.

(ii) “Redemption Prices” means, collectively, Event of Default Redemption Prices and the Fundamental Transaction Redemption Prices, and each of the foregoing, individually, a “Redemption Price.”

(jj) “SEC” means the United States Securities and Exchange Commission or the successor thereto.

(kk) “Semi-Annual Period” means each of: the period beginning on and including March 31 and ending on and including September 29; and the period beginning on and including September 30 and ending on and including March 30.

(ll) “Senior Debt” means all present and future obligations, liabilities and indebtedness of the Company in respect of (i) the Brookfield Debt and the other Loan Documents (as therein defined); (ii) the Credit Facility and the other Credit Documents

(as therein defined); and (iii) financing leases entered into from time to time and obligations under cash management and hedging agreements with any of the Corporation’s lender, including in each case without limitation any and all liens, charges, pledges, security interests and other security agreements of any nature or kind, now or hereafter granted in respect thereof which secures the payment of such obligations, liabilities and indebtedness; in each case as amended or replaced from time to time.

(mm) “Series 1 Debentures” means those Series 1 Debentures described in the amended and restated prospectus supplement dated January 30, 2014 amending and restating the prospectus supplement dated January 28, 2014, to the Company’s base short form shelf prospectus dated February 12, 2013 filed with the Canadian securities regulatory authority in each Province of Canada.

(nn) “Significant Subsidiaries” means, as of any date of determination, collectively, all Subsidiaries that would constitute a “significant subsidiary” under Rule 1-02 of Regulation S-X promulgated by the SEC, and each of the foregoing, individually, a “Significant Subsidiary.”

(oo) “Subordination Agreements” means, collectively, (i) the subordination and postponement agreement dated as of the date hereof among The Bank of Nova Scotia, the Trustees, the Company and Lac Des Iles Mines Ltd.; and (ii) the subordination and postponement agreement dated as of the date hereof among, BCP III NAP L.P., by its general partner Brookfield Capital Partners Ltd., the Trustees, the Company and Lac Des Iles Mines Ltd., and any other subordination agreements entered into from time to time in respect of amendments or replacements to such debt.

(pp) “Successor Entity” means the Person (or, if so elected by the Holder, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(qq) “Trading Day” means, as applicable, (x) with respect to all price determinations relating to the Common Stock, any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded, provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., Toronto time) or (y) with respect to all determinations other than price determinations relating to the Common Stock, any day on which The New York Stock Exchange (including each successor thereto) is open for trading of securities.

(rr) “Tranche 1 Warrants” means the warrants to purchase Common Stock to be issued concurrently with the Series 1 Debentures.

(ss) “TSX” means the Toronto Stock Exchange.

(tt) “Voting Stock” of a Person means capital stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers, trustees or other similar governing body of such Person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

(uu) “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded) during the period beginning at 9:30:01 a.m., Toronto time, and ending at 4:00:00 p.m., Toronto time, as reported by Bloomberg through its “Volume at Price” function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., Toronto time, and ending at 4:00:00 p.m., Toronto time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as determined by the Company.

(vv) “Warrants” means those warrants described in the prospectus supplement dated April 11, 2014 to the Company’s base short form shelf prospectus dated February 12, 2013 filed with the Canadian securities regulatory authority in each Province of Canada, as may be amended from time to time, and shall include all warrants issued in exchange therefor or replacement thereof.

30. DISCLOSURE. Upon receipt or delivery by the Company of any notice in accordance with the terms of this Series 2 Debenture, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, non-public information relating to the Company or any of its Subsidiaries, the Company shall simultaneously with any such receipt or delivery publicly disclose such material, non-public information on a Current Report of Foreign Private Issuer on Form 6-K or otherwise. In the event that the Company believes that a notice contains material, non-public information relating to the Company or any of its Subsidiaries, the Company so shall indicate to such Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, non-public information relating to the Company or any of its Subsidiaries. Nothing contained in this Section 30 shall limit any obligations of the Company, or any rights of the Holder, under any other agreement entered into with the Holder.

31. MAXIMUM PAYMENTS. Nothing contained in this Series 2 Debenture shall, or shall be deemed to, establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges under this Series 2 Debenture exceeds the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

32. REDEMPTION AT OPTION OF THE COMPANY.

(a) Right to Cause Redemption. If at any time after the eighteen (18) month anniversary of the Issuance Date (the “Company Optional Redemption Eligibility Date”), (i) the daily VWAP of the Common Stock is equal to or greater than $0.6944 per share (as adjusted for stock splits, stock combinations and the like occurring from and after the Issuance Date) (the “Company Optional Redemption Trigger Price”) for a period of ten (10) consecutive Trading Days following the Company Optional Redemption Eligibility Date (the ten (10) consecutive Trading Days on which the condition in this clause (i) is satisfied are referred to herein as the “Company Optional Redemption Measuring Period”), and (ii) no Equity Conditions Failure shall have occurred, then the Company shall have the right to redeem all, but not less than all, of the then-remaining amounts outstanding under this Series 2 Debenture on the Company Optional Redemption Date (as defined below) (the “Company Optional Redemption”).

(b) Mechanics of Redemption at Option of the Company. The Company may exercise its right to require redemption under this Section 32 by delivering (provided that all of the conditions set forth in clauses (i) through (iii) above in Section 32(a) are then satisfied), on the first (1st) Trading Day immediately following the end of the Company Optional Redemption Measuring Period, a written notice thereof (which may be by e-mail) to all, but not less than all, of the Holders of Series 2 Debentures then outstanding (the “Company Optional Redemption Notice” and the date all of the Holders of Series 2 Debentures then outstanding received such notice is referred to as the “Company Optional Redemption Notice Date”). The Company Optional Redemption Notice shall be irrevocable. The Company Optional Redemption Notice shall (x) state the date on which the Company Optional Redemption shall occur (the “Company Optional Redemption Date”), which date shall not be less than thirty (30) Trading Days nor more than sixty (60) Trading Days following the Company Optional Redemption Notice Date, (y) contain a certification from the Chief Executive Officer or a director of the Company that there has been no Equity Conditions Failure and (z) contain a certification from the Chief Executive Officer or a director of the Company that the Company has simultaneously taken the same action with respect to all of the Series 2 Debentures.

(c) Payment of Optional Redemption Price. The redemption price for this Series 2 Debenture shall be determined as of the Company Optional Redemption Date and shall be an amount in cash equal to the sum of (i) all of the then-remaining amounts outstanding under this Series 2 Debenture as of the Company Optional Redemption Date plus (ii) the Make-Whole Amount as of the Company Optional Redemption Date (such sum is referred to herein as the “Company Optional Redemption Price”). On the Company Optional Redemption Date, the Company shall pay the Company Optional Redemption Price to the Holder, which shall be payable in cash to the Holder by wire transfer of immediately available funds on the Company Optional Redemption Date. To the extent redemptions required by this Section 32 are deemed or determined by a court of competent jurisdiction to be prepayments of this Series 2 Debenture by the Company, such redemptions shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this Section 32, but subject to Section 3(d) and the last sentence of this Section 32(c), until the Company Optional Redemption Price (together with any Late Charges thereon) is paid in full, all or any portion of this Series 2 Debenture may be converted, in whole or in part, by the Holder into shares of Common Stock pursuant to Section 3, and all such amounts so converted shall reduce the amount required to be redeemed on the Company Optional Redemption Date by the amount so converted. In the event that the Company does not pay to the Holder the Company Optional Redemption Price in full on the Company Optional Redemption Date, then, in addition to all other rights and remedies available to the Holder, the Holder shall have the right to void the redemption pursuant to Section 11(a) with the term “Company Optional Redemption Price” being substituted for “Redemption Price” and “Company Optional Redemption Notice” being substituted for “Redemption Notice,” shall have all rights of the Holder under Section 11(a) as if they were part of this Section 32 and applied solely to this Section 32 and the Company shall pay to the Holder Late Charges in respect of the Company Optional Redemption Price until paid in full. Notwithstanding anything contained in this Section 32 to the contrary, if (I) any daily VWAP of the Common Stock is less than the Company Optional Redemption Trigger Price on any day during the period commencing on the Company Optional Redemption Notice Date and ending on the date on which the Company Optional Redemption Price is paid in full in cash to the Holder; or (II) an Equity Conditions Failure occurs on any day during the period commencing on the Company Optional Redemption Notice Date and ending on the date on which the Company Optional Redemption Price is paid in full in cash to the Holder (which Equity Conditions Failure has not been waived in accordance with Section 22), then, in either case, the Company Optional Redemption Notice delivered to the Holder shall be null and void ab initio and the Company Optional Redemption contemplated by the Company Optional Redemption Notice shall not occur.

(d) Pro Rata Redemption Requirement. If the Company elects to cause a Company Optional Redemption pursuant to this Section 32, then it must simultaneously take the same action with respect to all Series 2 Debentures then outstanding.

33. MANDATORY CONVERSION ON MATURITY DATE. If on the Maturity Date no Equity Conditions Failure shall have occurred, then the Company shall have the right to require the Holder to convert all, but not less than all, of this Series 2 Debenture for all of the then-remaining amounts under this Series 2 Debenture in accordance with Section 3 hereof, provided that such conversion shall occur at the Maturity Date Mandatory Conversion Price (a “Maturity Date Mandatory Conversion”). The Company may exercise its right to require conversion under this Section 33 by delivering (provided that all of the conditions set forth in clauses (i) and (ii) above are then satisfied), prior to 8:30 a.m. (Toronto time) on the Maturity Date, a written notice (which may be by e-mail if such information is provided to the Company by the Holder) thereof to the Holder (the “Maturity Date Mandatory Conversion Notice”). The Maturity Date Mandatory Conversion Notice shall be irrevocable. The Maturity Date Mandatory Conversion Notice shall (1) state the number of shares of Common Stock to be issued to the Holder at the Mandatory Conversion Time (as defined below) at the Maturity Date Mandatory Conversion Price, (2) contain a certification from the Chief Executive Officer or a director of the Company that there is then no Equity Conditions Failure and (3) contain a certification from the Chief Executive Officer or director of the Company that the Company has simultaneously taken the same action with respect to all of the Series 2 Debentures then outstanding. Any portion of this Series 2 Debenture converted by the Holder after receipt of the Maturity Date Mandatory Conversion Notice and prior to the Mandatory Conversion Time shall reduce the amount of this Series 2 Debenture converted at the Mandatory Conversion Time. If the Company has elected a Maturity Date Mandatory Conversion, the mechanics of conversion set forth in Section 3 shall apply, to the extent applicable, as if the Company had received from the Holder at 4:00 p.m. (Toronto time) on the Mandatory Conversion Date (the “Mandatory Conversion Time”) a Conversion Notice with respect to all of the then-remaining amounts under this Series 2 Debenture, except that the Maturity Date Mandatory Conversion Price will be used in lieu of the Conversion Price. Notwithstanding anything contained in this Section 33 to the contrary, if an Equity Conditions Failure occurs on the Maturity Date (which Equity Conditions Failure has not been waived in writing by the Holder), then the Maturity Date Mandatory Conversion Notice delivered to the Holder shall be null and void ab initio and the Maturity Date Mandatory Conversion contemplated by such Maturity Date Mandatory Conversion Notice shall not occur. If the Company elects to cause a Maturity Date Mandatory Conversion of this Series 2 Debenture pursuant to this Section 33, then it must simultaneously take the same action with respect to all of the Series 2 Debentures then outstanding.

34. TAXES.

(a) Without limiting any other provision of this Series 2 Debenture, any and all payments by the Company hereunder (including, without limitation, any amounts received on a conversion or redemption of this Series 2 Debenture, any amounts on account of Interest (whether in cash or in shares of Common Stock, any Make-Whole Amount (whether in cash or in shares of Common Stock) or any Late Charges) shall be made free and clear of, and without deduction for, any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto (collectively referred to as “Taxes”) unless the Company is required to withhold or deduct any amounts for, or on account of Taxes pursuant to any applicable law. If the Company shall be required to deduct any Taxes from or in respect of any sum payable hereunder to the Holder, (i) the sum payable shall be increased by the amount by which the sum payable would otherwise have to be increased (the “tax make-whole amount”) to ensure that after making all required deductions (including, without limitation, deductions applicable to the tax make-whole amount) the Holder would receive an amount equal to the sum the Holder would have received had no such deductions been made, (ii) the Company shall make such deductions and (iii) the Company shall pay the full amount withheld or deducted to the relevant governmental authority within the time required. The Company may issue to the Holder such number of shares of Common Stock necessary to satisfy any tax make-whole amount as determined in accordance with Section 3(b)(ii).

(b) In addition, the Company shall pay to the relevant governmental authority in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Series 2 Debenture (“Other Taxes”).

(c) The Company shall deliver to the Holder official receipts, if any, in respect of any Taxes and Other Taxes payable hereunder promptly after payment of such Taxes and Other Taxes or other evidence of payment reasonably acceptable to the Holder.

35. SUBORDINATION AND POSTPONEMENT.

(a) Subordination and Postponement. Notwithstanding any other provision of this Debenture, all Debenture Liabilities shall be unconditionally and irrevocably deferred, postponed and subordinated in all respects to and in favour of the Senior Debt, as amended or replaced from time to time, pursuant to the terms of each of the Subordination Agreements.

(b) Confirmation of Subordination. Each Holder of the Series 2 Debentures by his acceptance thereof authorizes and directs each of the Trustees on his behalf and as Trustees on behalf of the Holders of the Series 2 Debentures to take such action as may be necessary or appropriate to effect the subordination contemplated in this Section 35, and execute and deliver such documents, instruments or agreements, and do all acts and things necessary to further effect such subordination, including without limitation, entering into the Subordination and Postponement Agreements and any amendments, modifications or replacements thereof required to be executed by the Trustees, all of which shall be binding on the Holders of the Series 2 Debentures in favour of the Holders of Senior Debt, and appoints the Trustees his attorneys-in-fact, with full power of substitution, in the name of and on his behalf, for any and all such purposes. This power of attorney, being coupled with an interest and rights, shall be irrevocable. Each Holder of Series 2 Debentures by his acceptance thereof acknowledges and agrees to be bound by any representations or actions made or taken by the Trustees pursuant to this power of attorney, and waives any and all defences that may be available to contest, negate or disaffirm any action of the Trustees taken in good faith under this power of attorney. For greater certainty, Holders are bound by the terms of this Section 35, the Indenture as well as any current or future Subordination and Postponement Agreements and any amendments, modifications or replacements thereof.

36. THE TRUSTEES

(a) Any notices provided to a Holder hereunder shall also be provided concurrently to the Trustees.

(b) Any certificates representing Series 2 Debentures will be executed by the Company and delivered to either Trustee along with a Company Order directing the Trustee(s) to authenticate and deliver such Series 2 Debentures.

(c) Notwithstanding anything to the contrary herein or in the Indenture neither Trustee shall:

(i) at any time be under any duty or responsibility to any Person to perform any calculations under this Indenture, including, but not limited to, calculations of interest to be paid under this Indenture (all of which shall be performed by the Company and delivered to the applicable Trustee(s) in a timely manner) or determine whether any facts exist which may require any adjustment of the conversion price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed, or herein or in the Indenture provided to be employed, in making the same;

(ii) be accountable with respect to the validity or value (or the kind or amount) of any shares of Common Stock or of any securities or property or cash which may at any time be issued or delivered upon the conversion of any Series 2 Debenture; and neither Trustee makes any representation with respect thereto;

(iii) be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver any shares of Common Stock or stock certificates or other securities or property upon the surrender of any Series 2 Debenture for the purpose of conversion, or subject to section 6.1 of the Indenture, to comply with any of the covenants of the Company contained in this Indenture; and

(iv) have no duty to make any payments in cash or shares to any Holder of Series 2 Debentures or to any other Person under this Indenture unless and until they shall have timely received such cash or shares to be distributed, and instructions reasonably requested by such Trustee(s).

[signature page follows]

IN WITNESS WHEREOF, the Company has caused this Series 2 Debenture to be duly executed as of the Issuance Date set out above.

NORTH AMERICAN PALLADIUM LTD.

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This Series 2 Debenture is one of the 7.5% Convertible Unsecured Subordinated Debentures due                     , 2019 referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY N.A., as U.S. Trustee

By:
(Authorized Officer):

Date:

COMPUTERSHARE TRUST COMPANY OF CANADA, as Canadian Trustee

By:
(Authorized Officer):

Date:

REGISTRATION PANEL

(No writing hereon except by Trustees or other registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar

EXHIBIT A

NORTH AMERICAN PALLADIUM LTD.

7.5% SERIES 2 CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

INTEREST ELECTION NOTICE

TO:	COMPUTERSHARE TRUST COMPANY, N.A. (the “U.S. Trustee”)
AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA (the “Canadian Trustee”)

NOTE:	Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed thereto in the indenture (the “Principal Indenture”), dated January 31, 2014, as supplemented by the second supplemental indenture (the “Second Supplemental Indenture” together with the Principal Indenture, the “Indenture”), dated April 11, 2014, in each case, among the Company, the U.S. Trustee and the Canadian Trustee

Notice is hereby given pursuant to Section 2(b) of Schedule “A” to the Second Supplemental Indenture that, in respect of the forthcoming Interest Payment Date, the Company:

☐	Confirms the Interest to be paid shall be paid entirely in Interest Shares.

☐	Elects to pay Interest as Cash Interest in the amount of $—.

☐	Elects to pay Interest as a combination of Cash Interest, in the amount of $—, and Interest Shares, in the amount of — shares of Common Stock.

If the Interest, or any portion thereof, is to be paid in Interest Shares the Company hereby certifies that there is no Equity Conditions Failure.

If the issuance of Interest Shares would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock down to the nearest whole share.

DATED:

NORTH AMERICAN PALLADIUM LTD.

By:
Name:
	Title:	Chief Executive Officer

EXHIBIT B

NORTH AMERICAN PALLADIUM LTD.

CONVERSION NOTICE

Reference is made to the Series 2 Debenture (the “Series 2 Debenture”) issued to the undersigned by North American Palladium Ltd. (the “Company”). In accordance with and pursuant to the Series 2 Debenture, the undersigned hereby elects to convert the Conversion Amount (as defined in the Series 2 Debenture), Interest Conversion Amount (as defined in the Series 2 Debenture), if the Company has made such election to pay Interest Shares, and Make-Whole Conversion Amount (as defined in the Series 2 Debenture), if the Company has made such election to satisfy the Make-Whole Amount by issuing shares of Common Stock, indicated below into shares of Common Stock (as defined in the Series 2 Debenture) as of the date specified below.

Date of Conversion:

Conversion Amount to be converted:

Amount of Interest:

Make-Whole Amount:

Conversion Price:

Interest Conversion Price, if applicable:

Make-Whole Conversion Price, if applicable:

Number of shares of Common Stock to be issued for the Conversion Amount:

Number of shares of Common Stock to be issued if entire amount of Interest is converted:

Number of shares of Common Stock to be issued if entire Make-Whole Amount is converted:

Aggregate number of shares of Common Stock to be issued pursuant to this Conversion Notice

Please issue the Common Stock into which the Series 2 Debenture is being converted in the following name and to the following address:

Issue to:

Facsimile Number or E-mail:

Holder:

By:

Title:

Dated:
CDS Deposit ID, if applicable

(if electronic book entry transfer)

Wire Instructions for Cash Interest or Cash Make-Whole Amount (if any):

Please send the physical debenture and Exhibit B, Conversion Notice to:

Computershare

ATTN: Corporate Actions

100 University Avenue, 8th Floor

Toronto, ON M5J 2Y1

EXHIBIT B.II

ACKNOWLEDGMENT

The Company hereby acknowledges this Conversion Notice and hereby directs Computershare Investor Services Inc. to issue                      shares of Common Stock in accordance with the Transfer Agent Instructions dated                     , 20    .

NORTH AMERICAN PALLADIUM LTD.

By:
Name:
Title:

EXHIBIT C

NORTH AMERICAN PALLADIUM LTD.

7.5% SERIES 2 CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

EVENT OF DEFAULT NOTICE

TO:	COMPUTERSHARE TRUST COMPANY, N.A. (the “U.S. Trustee”)
AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA (the “Canadian Trustee”)

NOTE:	Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed thereto in the indenture (the “Principal Indenture”), dated January 31, 2014, as supplemented by the second supplemental indenture (the “Second Supplemental Indenture” together with the Principal Indenture, the “Indenture”), dated April 11, 2014, in each case, among the Company, the U.S. Trustee and the Canadian Trustee

Notice is hereby given, pursuant to Section 4(c) of Schedule “A” to the Second Supplemental Indenture, that an Event of Default occurred on — under Section — of the Indenture. [Description of the circumstances and relevant facts regarding the Event of Default.]

DATED:

NORTH AMERICAN PALLADIUM LTD.

By:
Name:
Title:

EXHIBIT D

NORTH AMERICAN PALLADIUM LTD.

7.5% SERIES 2 CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

EVENT OF DEFAULT REDEMPTION NOTICE

TO:	NORTH AMERICAN PALLADIUM LTD. (the “Company”)
AND TO:	COMPUTERSHARE TRUST COMPANY, N.A. (the “U.S. Trustee”)
AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA (the “Canadian Trustee”)

NOTE:	Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed thereto in the indenture (the “Principal Indenture”), dated January 31, 2014, as supplemented by the second supplemental indenture (the “Second Supplemental Indenture” together with the Principal Indenture, the “Indenture”), dated April 11, 2014, in each case, among the Company, the U.S. Trustee and the Canadian Trustee

Reference is made to the Event of Default occurring on — [and the Event of Default Notice in respect thereof].

Notice is hereby given, pursuant to Section 4(c) of Schedule “A” to the Second Supplemental Indenture, that the undersigned registered Holder of 7.5% series 2 convertible unsecured subordinated debentures (the “Series 2 Debentures”) of the Company due —, 2019 in the principal amount of $— bearing Certificate No. — irrevocably elects to require the Company to redeem such Series 2 Debentures (or $[—] principal amount thereof) in accordance with the terms of the Indenture and tenders herewith such Series 2 Debentures.

Dated:
(Signature of Registered Holder)

Name:
Address:

City, Province/State and Postal/Zip Code:

Bank Account:
(Please provide full account particulars)

Authorized signature:

EXHIBIT E

NORTH AMERICAN PALLADIUM LTD.

7.5% SERIES 2 CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

FUNDAMENTAL TRANSACTION NOTICE

TO:	HOLDERS OF THE SERIES 2 DEBENTURES
AND TO:	COMPUTERSHARE TRUST COMPANY, N.A. (the “U.S. Trustee”)
AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA (the “Canadian Trustee”)

Notice is hereby given, pursuant to Section 5(b) of Schedule “A” to the Second Supplemental Indenture, that a Fundamental Transaction (as described below) occurred on —.

[Description of the circumstances and relevant facts regarding the Fundamental Transaction.]

[Description of the Company’s offer to purchase, pursuant to the Fundamental Transaction Offer, on the Fundamental Transaction Payment Date all Series 2 Debentures properly tendered pursuant to such offer.]

[Description of the procedures that Holders must follow in order (i) to tender their Series 2 Debentures (or portions thereof) for payment, and (ii) to withdraw an election to tender Series 2 Debentures (or portions thereof) for payment.]

DATED:

NORTH AMERICAN PALLADIUM LTD.

By:
Name:
Title:

EXHIBIT F

NORTH AMERICAN PALLADIUM LTD.

7.5% SERIES 2 CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

MANDATORY CONVERSION NOTICE

TO:	COMPUTERSHARE TRUST COMPANY, N.A. (the “U.S. Trustee”)
AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA (the “Canadian Trustee” and together with the U.S. Trustee, the “Trustees”)

NOTE:	Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed thereto in the indenture (the “Principal Indenture”), dated January 31, 2014, as supplemented by the second supplemental indenture (the “Second Supplemental Indenture” together with the Principal Indenture, the “Indenture”), dated April 11, 2014, in each case, among the Company, the U.S. Trustee and the Canadian Trustee

Notice is hereby given pursuant to Section 7 of Schedule “A” (“Schedule A”) to the Second Supplemental Indenture that the Series 2 Debentures are redeemable on — (the “Mandatory Conversion Date”) and the Company shall satisfy its obligation to pay to holders of the Series 2 Debentures $[—] of the principal amount of the Series 2 Debentures outstanding on the Maturity Date by issuing and delivering to the Holders that number of validly issued, fully paid and non-assessable shares of Common Stock on the terms and conditions set forth in Section 3 of Schedule A, as if the Company had received from the Holder on the Mandatory Conversion Date a Conversion Notice with respect to all of the then-outstanding principal amounts of Series 2 Debentures. As of the date hereof, the Company expects to issue and deliver to the Holders — shares of Common Stock on the Mandatory Conversion Date, subject to adjustments in respect of any portion of the Series 2 Debentures converted by a Holder prior to the Mandatory Conversion Date.

The Company hereby certifies that there is no Equity Conditions Failure.

The Company shall not issue any fraction of a share of Common Stock upon conversion. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock down to the nearest whole share.

DATED:

NORTH AMERICAN PALLADIUM LTD.

By:
Name:
	Title:	Chief Executive Officer